                        SECURITIES AND EXCHANGE COMMISION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15D-16 of
                       The Securities Exchange Act of 1934

For the month of: August, 1999                 Commission File Number: 0-24762


                            FIRSTSERVICE CORPORATION
                              (Name of Registrant)



                              FIRSTSERVICE BUILDING
                                 1140 BAY STREET
                                   SUITE 4000
                                TORONTO, ONTARIO
                                 CANADA, M5S 2B4



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                       Form 20-F                         Form 40-F   X
                                 ----                              -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:


                       Yes                                  No       X
                                 ----                              -----


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: AUGUST 13, 1999

                             FIRSTSERVICE CORPORATION



                         BY: D. SCOTT PATTERSON
                             ---------------------------------------------------
                             SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

                                                  EXHIBIT INDEX

     EXHIBIT                                   DESCRIPTION OF EXHIBIT                                   PAGE
------------------         ----------------------------------------------------------------        ---------------
        1                  Annual Information Form                                                       4

        2                  Financial Statements for the Years Ended March 31, 1999 and                  24
                           1998 - in accordance with Canadian generally accepted
                           accounting principles.

        3                  Management's Discussion and Analysis of Financial Conditions                 41
                           and Results of Operations - in accordance with Canadian
                           generally accepted accounting principles.

        4                  Financial Statements For the Years Ended March 31, 1999, 1998                46
                           and 1997 - in accordance with United States generally accepted accounting principles.

        5                  Management's Discussion and Analysis of Financial Conditions                 67
                           and Results of Operations - in accordance with United States generally accepted accounting principles.


                                                                      EXHIBIT 1

                            FIRSTSERVICE CORPORATION




                             ANNUAL INFORMATION FORM

                                      1999




                                 AUGUST 13, 1999

                            FIRSTSERVICE CORPORATION

                          1999 ANNUAL INFORMATION FORM

ORGANIZATION

     FirstService Corporation (the "Company" or "FirstService") was formed by Certificate of Incorporation dated February 25, 1988 under the laws of the Province of Ontario. The Company amalgamated with Coloma Resources Limited pursuant to a Certificate of Amalgamation dated July 31, 1988, and the amalgamated corporation continued under the name "FirstService Corporation".

     By Certificate of Amendment dated April 2, 1990, the Company: (i) consolidated each of its Class A Subordinate Voting Shares on a 30 to 1 basis and changed the designation of that class of shares to "Subordinate Voting Shares", each such share carrying one vote per share; and, (ii) consolidated each of its Class B Shares on a 30 to 1 basis and changed the designation of that class of shares to "Multiple Voting Shares", each such share carrying 20 votes per share.

     The Company's Subordinate Voting Shares are publicly traded on both The Toronto Stock Exchange (symbol: FSV) and the Nasdaq National market system (symbol: FSRV). The Company's principal office is located at FirstService Building, 1140 Bay Street, Suite 4000, Toronto, Ontario M5S 2B4 and its telephone number is (416) 960-9500.

OVERVIEW

     The Company is a leading provider of property and business services to corporate, public sector and residential customers in the United States and Canada. The Company's operations are conducted through two principal operating divisions, Property Services and Business Services. The Property Services division which includes community association management, security, franchising and lawn care represented approximately 78% of the Company's revenues for the year ended March 31, 1999. The Company is the largest full-service manager of community associations in North America and is the largest lawn care company in Canada. The Business Services division provides outsourcing services such as transaction processing and literature fulfillment for corporations and government agencies and represented approximately 22% of the Company's revenues for the year ended March 31, 1999. Between fiscal 1992 and fiscal 1999, the Company's consolidated revenues increased from Cdn. $42 million to Cdn. $396 million, earnings before interest, taxes, depreciation and amortization ("EBITDA") increased from Cdn. $3.8 million to Cdn. $43.3 million and earnings per share increased from Cdn. $0.12 per share to Cdn. $0.93 per share.

     By implementing a systematic and focused acquisition strategy, the Company has achieved significant growth in revenues and earnings, while strengthening and diversifying its operations. The Company's operations are diversified across five service lines with approximately 70% of annualized revenues generated in the United States and the remainder in Canada. The Company believes this diversity provides access to more growth opportunities and mitigates against downturns in any particular service or geographic area.

     All of the Company's businesses are labor-intensive, require limited capital and provide predictable, recurring revenues. The Company has developed an operating business paradigm capitalizing on these common characteristics which enables the Company to effectively motivate, train and support its employees and to efficiently manage its business. The Company's senior operating managers have extensive service industry experience and have retained a direct equity ownership in the businesses they manage. The Company employs approximately 5,500 full-time staff which rises to approximately 12,500 with seasonal franchise employees.

     The Company believes certain demographic, social and economic trends will continue to provide significant growth opportunities. Such trends include the increased outsourcing by business and government of certain labor-intensive functions as well as the aging of the "baby boomer" generation and the increase in two income families, with corresponding increases in disposable income and demands for leisure time. These trends have contributed to significant growth in the service sector during the past decade, and growth is expected to continue into the foreseeable future.

HISTORY

     The Company's origins date back to 1972 when Jay S. Hennick, President and Chief Executive Officer of the Company, founded the predecessor to Superior Pool, Spa & Leisure Ltd., a swimming pool and recreation facility management company. In 1988, Mr. Hennick exchanged his interest in Superior for shares of FirstService. While a private company, FirstService completed the acquisitions of College Pro Painters Ltd. (1989) (TFC), a franchise painting company and Greenspace Services Limited (Greenspace) (1991), a lawn care business and several smaller related service companies. Both of these companies operate in Canada and the U.S.

     In June 1993, the Company completed its initial public offering raising approximately Cdn. $10 million. A second Cdn. $10 million was raised through an additional offering in the spring of 1994.

     In December 1993, the Company acquired a controlling interest in Intercon Security Limited (Intercon) a protective services company based in Toronto with operations in Canada and the U.S.

     During May 1995, FirstService established its Business Services Division through the acquisition of B.D.P. Business Data Services Limited (BDP), which is based in Toronto.

     In March 1996, FirstService entered the community association management business through the acquisition of Prime Management Group, Inc. (Prime) which operates in the state of Florida.

     In July 1996, the Company expanded its business services division through DDS Dyment Distribution Services (DDS) which acquired certain assets of Dyment Limited, a fulfillment services company. DDS operates in both the U.S. and Canada.

     In April and June 1997, the Company expanded its community association management division through the acquisitions of The Wentworth Group, Inc. (Wentworth) and The Continental Group, Inc. (Continental) respectively. Wentworth services the New Jersey, Pennsylvania, New York and Delaware markets and Continental serves the South Florida market.

     In October 1997, TFC, a subsidiary of the Company, acquired Paul W. Davis Systems, Inc. (Paul Davis), a franchisor of general contracting and cleaning businesses based in Jacksonville, Florida.

         In November 1997, the Company completed an offering of 2,500,000 subordinate voting shares raising approximately $27.0 million net of expenses.

     In February 1998, the Company further expanded its community association management division into Arizona by acquiring Rossmar Management Company ("Rossmar") of Phoenix.

     In April 1998, the Company expanded business services through the acquisition of Harris Fulfillment and Harris Direct Mail of Philadelphia through DDS.

     In October 1998, the Company further expanded its subsidiary, The Franchise Company through the acquisition of California Closet Company, Inc. ("California Closets"), a franchisor of installed closet and home storage systems. California Closets is based in San Rafael, California.

     In April 1999, the Company amended and restated its credit facilities ("Credit Facilities") provided by a syndicate of seven banks. The Credit Facilities available to the Company to finance acquisitions and working capital requirements total Cdn. $50.0 million and US $130.0 million.

      In June 1999, the Company enhanced its community association management operations through the acquisition of American Pool Enterprises Inc., which is based in Beltsville, Maryland and has operations from New Jersey to Atlanta.

      In July 1999, the Company expanded its Business Services division by acquiring Dallas based DDS Southwest Distribution Services Limited through its fulfillment subsidiary, DDS Distribution Services Limited.

BUSINESS STRATEGY

     The Company's objective is to continue building a diversified service business which can generate consistent growth in annual cash flow and earnings per share. Management believes that the Company's operating strategy and entrepreneurial culture support and encourage the effective management of its businesses, thereby increasing profitability and contributing to successful acquisitions.

OPERATING STRATEGY. The goal of the Company's operating strategy is to increase the revenues, profitability and market position of each operating company and subsequently acquired business, while maintaining the highest level of service to its customers. Key elements of the Company's operating strategy are:

         SENIOR MANAGEMENT COMMITMENT. The Company strongly believes that management ownership at each of its primary operating units has contributed significantly to its ability to grow its businesses. As a result, the Company expects to continue its practice of requiring management of newly acquired platform businesses to hold an equity interest in the business they operate, generally in the form of a non-transferable direct equity ownership position. In all cases, the Company retains the right to purchase the minority interest at a pre-determined formula price. Management believes that its strategy of aligning the interests of operating management with those of the Company and its shareholders provides a powerful incentive to deliver superior financial performance.

         PERFORMANCE-BASED COMPENSATION. The Company uses performance-based compensation programs throughout each of its businesses to attract, retain and motivate its employees. In general, senior managers receive bonuses which are based on a percentage of the amount by which their results exceed budgeted EBITDA. Lower level managers' incentives are also linked to EBITDA targets, but may include other measures deemed important for growing their business. The Company believes these programs are effective incentives to operating management and employees to deliver consistent, high-quality service in a cost effective manner.

         OPERATING EFFICIENCIES. The Company has been able to obtain significant operating efficiencies and improve on its competitive advantage through the implementation of a variety of "best practices". The Company attempts to identify and refine its best practices across all of its businesses in order to benefit from the most innovative and effective management systems, techniques or practices. The implementation of certain best practices has resulted in improved labor management, customer service and management information systems. The Company also achieves significant savings through the volume purchasing of vehicles, insurance, group benefits, advertising and professional and financial services.

         MARKET PENETRATION AND CROSS-SELLING. The Company capitalizes on the complementary nature of its businesses by introducing new or additional services to customers with which it already has long-term contractual relationships. The complementary nature of the Company's Property Services businesses also provide certain advantages when introducing a new service in a market where the Company has existing operations. These advantages include significant market knowledge, demographic information and the ability to share the established overhead of another Company operation.

ACQUISITION STRATEGY. The goal of the Company's acquisition strategy is to systematically acquire companies in existing or complementary service businesses that will enhance the market position of its current operations, extend its geographic reach or expand its breadth of service offerings. The service sector is fragmented, consisting primarily of small business owners that often have limited access to capital and few options for liquidity. The Company has demonstrated that it can, through acquisition, meet the capital and liquidity needs of such owners, as illustrated by the Company's successful track record of acquiring and integrating over

50 businesses. The Company believes that acquisition opportunities will continue to be available to it across all of its businesses. Notwithstanding such opportunities, the Company is committed to controlled growth and will only make acquisitions that can be purchased at a fair price and effectively assimilated into existing operations without overburdening existing managers or systems. Key elements of the Company's acquisition strategy are:

         EXPAND SERVICE OFFERINGS; EXTEND GEOGRAPHIC PRESENCE. The Company intends to continue to acquire profitable "platform" businesses with well-developed market positions that complement its existing services or extend its geographic presence. When entering a new service area or geographic market for the first time, the Company generally only pursues platform acquisitions of larger companies with leading market positions, a history of consistent and predictable profitability and cash flow, experienced management teams and opportunities to enhance performance through the support of the Company.

         INCREASE MARKET PENETRATION. Once the Company has established a presence in a new geographic market it will also pursue "tuck-under" acquisitions of smaller companies whose customer bases, operating assets and service personnel can be incorporated into existing operations without a significant increase in selling, general and administrative expenses. A "tuck-under" refers to an acquisition that can be incorporated into an existing business to allow increased market penetration.

         EMPHASIZE INTEGRATION. While the Company is confident that there are significant opportunities to grow rapidly through acquisitions, management focuses on properly integrating newly acquired businesses in order to maximize operating performance without impairing the quality of service delivered. The Company believes its ability to balance attractive growth opportunities against operating management's ability to effectively assimilate new operations into the organization has been a key component to its success.

MINORITY INTERESTS

     FirstService owns a majority interest (on average, 85% of the equity) in all of its subsidiaries, while the operating management of each subsidiary owns the remaining shares. This structure was designed to maintain control at FirstService while providing significant incentives to management at the operating companies. In all cases, FirstService has the right to call management's shares at a predetermined formula price, usually payable at FirstService's option with any combination of FirstService shares or cash. FirstService may also be obligated to acquire certain of these minority interests in the event of the death, disability or cessation of employment of the employee or if the shares are "put" by the employee. These arrangements provide significant flexibility to FirstService in connection with management succession planning and shareholder liquidity matters.

DIVIDEND POLICY

     The Company has not paid, and does not anticipate paying in the foreseeable future, dividends on its shares. Management believes that it is in the best interest of shareholders to retain all available funds to invest in its businesses with the objective of building long-term shareholder value. In addition, the Company's ability to pay dividends is restricted by covenants in its Credit Facilities. The payment of any future dividends will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

FOREIGN EXCHANGE RISKS

         Although the Company's financial results have historically been reported in Canadian dollars, a significant portion of its sales and operating costs are denominated in U.S. dollars. Significant long-term fluctuations in relative currency values could adversely affect the Company's results of operations. The Company currently does not hedge the risk of foreign exchange exposures on a long-term basis, though may from time-to time hedge the risk of foreign exchange exposures on a short-term basis.

         In the future the Company's financial results will be reported in U.S. dollars which will further mitigate foreign exchange translation risk.

ORGANIZATIONAL STRUCTURE

     FirstService is divided into two principal operating groups:
Property Services and Business Services. Property Services is functionally divided into four operating divisions: Community Association Management, Security, Franchising and Lawn Care. The following diagram depicts FirstService's organizational structure by group and division.

                       graphic,type="CHART"


BREAKDOWN OF REVENUE
(in thousands of Canadian dollars)

                                                        Year Ended
                                                         March 31,
                                                ---------------------------
                                                  1999               1998
                                                --------           --------
PROPERTY SERVICES
     Community Assoc. Mgmt. ................    $136,450            $88,610
     Security...............................      79,522             69,705
     Franchising............................      60,111             31,485
     Lawn Care..............................      32,644             34,413
BUSINESS SERVICES...........................      87,552             51,356
OTHER.......................................         176                186
                                                --------           --------
Total.......................................    $396,455           $275,755
                                                --------           --------
                                                --------           --------

PROPERTY SERVICES

COMMUNITY ASSOCIATION MANAGEMENT

PRINCIPAL OPERATING SUBSIDIARIES

Prime Management Group, Inc., a Florida corporation 100% owned by FirstService. The Continental Group, Inc., a Florida corporation 80% owned by FirstService. The Wentworth Group, Inc., a Pennsylvania corporation 80% owned by FirstService. Rossmar Management Company, an Arizona corporation 100% owned by FirstService. American Pool Enterprises, a Delaware corporation 80% owned by FirstService.

BUSINESS. The Company provides community association management services to more than 1,800 community associations representing more than 300,000 residential units, over half of which are in Florida and the remainder of which are in Pennsylvania, New York, New Jersey, Delaware, Maryland, Virginia, District of Columbia and Arizona. The Company believes it is the largest full service manager of community associations in the United States. The Company entered the community association management business in 1996.

     There are two types of professional property management companies, traditional and full-service. Traditional property managers primarily handle administrative property management functions, such as collecting maintenance fees, paying suppliers, preparing financial statements and contracting-out support services. Full-service property managers provide the same property management services as traditional property managers but also directly provide a variety of other services such as grounds maintenance, pool maintenance, pest control, irrigation, janitorial services and real estate sales and leasing under one exclusive contract. Contracts are usually obtained through a bidding process among several community association management companies and typically are for one to five year terms.

INDUSTRY OVERVIEW. Based on the most recent available industry data, the Company estimates that (i) more than 42 million Americans, representing approximately 16 million households, live in condominiums, cooperatives, planned communities and other residential developments governed by multiple unit residential community associations, (ii) more than 50% of new homes being built in and around major metropolitan areas in the United States are within these categories, (iii) there are approximately 205,000 community associations in the United States and (iv) the total annual fees for operating expenses for all community associations in the U.S. approaches $25 billion. Typically, owners of residential units are required to pay quarterly or monthly fees to cover the expenses of managing the condominium or homeowner association's business activities and maintaining community properties. Historically, decision making for the community has been delegated to a volunteer board of directors which was elected by the owners. Increasingly, the responsibility for day to day management of the community is being contracted-out by these boards of directors to professional property management companies who are experts in the administration of community affairs and the efficient operation of community property.

     The market is fragmented and is dominated primarily by numerous local and regional management companies. Only a small number of such companies, however, have the expertise and capital to provide both the traditional property management services as well as the recurring services provided by full-service property managers.

STRATEGY. The Company intends to continue to grow its community association management business by (i) increasing the number of residential units under the Company's management through (a) platform acquisitions of well-managed regional market-leading residential property management companies and tuck-under acquisitions of smaller, geographically complementary management companies, and
(b) leveraging the collective purchasing power of the community associations under the Company's management to reduce operating costs, thereby giving the Company a competitive advantage which will enable it to win more contracts, and
(ii) earning a greater percentage of maintenance fees by introducing to its managed communities additional services and products.

     SECURITY

PRINCIPAL OPERATING SUBSIDIARY

Intercon Security Limited ("Intercon"), an Ontario company 85% owned by FirstService.

BUSINESS. The Company, through Intercon, is a leading provider of innovative protective services in North America. Most security companies offer either guard services or security systems. The Company believes that solutions to complex security problems require both. Intercon provides a full range of integrated security services, primarily to the high-end commercial market, that includes both highly trained security officers, security system sales, installation and monitoring and personal protection. The Company believes that Intercon is unique in its ability to offer a complete range of security products and services that can be integrated and customized for the specific protection services required by a client, and that integration of products and services generally provides clients with higher quality, more comprehensive service at a lower overall cost.

     Intercon's security systems include security monitoring systems, such as closed circuit television systems, and intrusion alarms, such as alarm and access control systems. Intercon designs and manages security systems using security officers, monitoring devices, access card readers and elevator controllers interfaced with closed circuit television systems, in combination or individually, as a client's situation demands.

     In the security officer business, which has low barriers to entry and is cost competitive, Intercon differentiates itself by providing highly trained security officers to commercial enterprises willing to pay more for quality services and by integrating its security officer services with its security systems. In general, revenues from security officer services are generated from renewable annual contracts while revenues from the sale of security systems are generated from up-front installation charges and then on-going contractual service and monitoring fees. Customers who purchase Intercon systems are less likely to switch to a competitor for servicing and monitoring because of the high costs in removing one security system and installing another. Service and monitoring contracts, therefore, are less sensitive to cost competition than are security officer services.

     Traditionally, Intercon has provided services for commercial buildings, shopping malls and multi-use complexes that include business and residential units. Recently, Intercon has expanded its customer base in the United States through the provision of high-end security officer services to super-regional shopping malls and other high traffic complexes. Intercon also provides residential security services to the high-end residential market and to individuals associated with its corporate clients. Intercon operates across Canada and in four U.S. states from branch operations in Toronto, Vancouver, Calgary and Chicago.

INDUSTRY OVERVIEW. Growth in the security industry has been significant over the last several years and is expected to continue due to a number of factors, including heightened public anxiety over crime and violence. The North American market for security services is estimated to grow at an annual rate of approximately 8% from $19 billion in 1995 to $27 billion by the year 2000.

     The security services industry is fragmented, but undergoing consolidation. In the United States alone, there are approximately 10,000 security officer companies and 2,500 alarm monitoring centers. Consolidation has primarily occurred in the alarm monitoring area while there has been little consolidation in the security officer market. The Company's primary competitors in the security guard market are Pinkertons Inc., Burns Security and Wackenhut Corp., and in the systems market are ADT Security Systems Inc., Chubb Security Systems Inc., Wells Fargo Guard Service and Honeywell Inc.

STRATEGY. The Company intends to grow Intercon through (i) further penetration of the institutional and government market primarily in Canada; (ii) aggressive penetration of the "super-regional" shopping malls and multi-use complex markets in North America; and (iii) selected acquisitions of niche security companies in Canada and the United States which would enable Intercon to introduce its integrated security services to new markets.

     FRANCHISING

PRINCIPAL OPERATING SUBSIDIARY

The Franchise Company ("TFC"), an Ontario company 80% owned by FirstService.

BUSINESS. The Company, through TFC, is the owner-operator of several service franchise systems that offer painting, decorating, closet design and installation, lawn care, cleaning and other services to residential and commercial customers across the United States and Canada. Currently, TFC operates through more than 1,700 franchisees employing approximately 7,300 seasonal and full-time staff. TFC performs centralized finance, marketing, purchasing and training functions for its franchisees. Such centralization permits franchisees to benefit from advantages available to TFC such as economies of scale in purchasing and access to marketing materials and information systems. TFC applies its expertise in recruiting, training and operating franchise systems to expand its brands in existing and new markets, and also seeks to acquire compatible franchise systems with strong brand names and management teams.

     The franchise systems operated by TFC are California Closet Company, Paul W. Davis Systems, College Pro Painters, Certa ProPainters, Nutri-Lawn International Inc., Action Window Cleaning and Stained Glass Overlay.

     California Closet Company is a franchisor of installed closet and home storage systems. Headquartered in San Rafael, California, the company operates 114 franchises in the United States and Canada as well as master franchises in many other countries around the world.

California Closets receives a royalty from franchisees based on a percentage of revenues. The Company has been in business for 21 years.

     Paul Davis Systems is a Florida based franchisor of general contracting and cleaning services primarily serving the insurance restoration industry in the U.S. The franchise system currently has approximately 230 franchisees across the U.S. with system wide sales exceeding $240 million. Paul Davis Systems receives a royalty based on a percentage of franchisors revenues. The Company has been in business for 28 years.

     College Pro Painters operates its seasonal exterior, residential painting franchise system in 24 states across the United States and across Canada through approximately 750 franchisees. It recruits students and trains them to operate the business, including price estimating, marketing, operating procedures, hiring, customer service and safety. TFC receives a royalty from each College Pro Painters franchisee based on a percentage of revenues. In addition, TFC sells business items such as signs, business kits and mailing materials to each franchisee.

     Certa ProPainters is a franchise system of full-time professional painting contractors with 175 franchisees operating in major markets across the United States and Canada. Certa ProPainters was started by TFC in 1990 in response to customer needs for larger, more complex projects than typical College Pro Painters projects. Certa ProPainters focuses on high-end residential, commercial and industrial exterior painting and decorating work and other programs for property managers who have portfolios of condominium and commercial properties. Certa ProPainters franchisees pay TFC a fixed fee royalty, plus administrative fees based on the various ancillary services purchased by the franchisee.

     Nutri-lawn, Action Window Cleaning and Stained Glass Overlay are smaller franchise systems with an aggregate of approximately 350 franchises primarily in the United States and Canada.

INDUSTRY OVERVIEW. The franchising industry is fragmented, consisting principally of a large number of small, single-service or single-concept franchising companies. Due to the large size of the overall market for residential and commercial maintenance services, dominant market share is not considered necessary for becoming a major factor in the industry. However, because of the low barriers to entry in this segment, TFC believes that brand name recognition among consumers is a critical factor in achieving long term success in the businesses in which it operates. TFC also believes that the largest franchise companies in North America have been successful because of their ability to realize economies of scale through the centralization and successful application of certain administrative functions such as finance, marketing, purchasing, training and support staffing.

STRATEGY. The Company intends to grow TFC primarily through (i) the continued geographic expansion and market penetration of its existing service franchise systems, and (ii) selected acquisitions of profitable and complementary service franchise systems.

     LAWN CARE

PRINCIPAL OPERATING SUBSIDIARY


Greenspace Services Limited ("Greenspace") an Ontario company, 90% owned by FirstService.

BUSINESS. The Company, through Greenspace, provides lawn care and landscape maintenance primarily under the ChemLawn, Sears Lawn Care, Green Lawn Care, Evergreen and Greenspace Commercial brand names. The Company entered the lawn care business in 1991 upon acquiring ChemLawn's Canadian operations which had been providing lawn care services in Canada since 1978. The Company believes Greenspace is the largest lawn care company in Canada as measured by total revenues. Greenspace serves more than 120,000 customers from 14 branches in markets across Ontario and Quebec and in Edmonton, Alberta, and has the largest share of the Ontario and Quebec markets with an estimated 40% market share among households who purchase lawn care services (excluding mowing).

     The Company provides lawn care services to both residential and commercial customers. Services to residential customers include fertilization, weed and pest control for lawns, trees and shrubs. The Company offers residential lawn care services primarily in programs that offer different levels of services which vary between four basic treatments per season to comprehensive treatments monthly throughout the season. Residential customers typically purchase lawn care services for the upcoming season in early spring. Lawn care service companies market extensively in winter and early spring in order to attract customers. Marketing techniques used by the Company include mass mailings, distribution of pamphlets and leaflets and telemarketing. The Company optimizes its marketing efforts through a sophisticated information management system and an extensive database of customer information. The Company believes it has more financial resources than many of its competitors which allows it to market more aggressively and comprehensively.

     Services to commercial customers include all of the services provided to residential customers and also include mowing, landscaping, irrigation and other services comprising comprehensive grounds maintenance. While services to residential customers are provided seasonally, services to commercial customers are provided year round and during winter months include clearing snow and ice. Greenspace primarily markets its commercial property business through a sales force which participates in bids for new projects. Major commercial customers include Ford Motor Company of Canada, the City of Mississauga and the Catholic Cemeteries of Ontario.

INDUSTRY OVERVIEW. The professional lawn care industry is estimated to be an $8 billion market (including mowing) in North America, and despite some consolidation, is still relatively fragmented. The Company estimates that the market is growing at approximately 3% annually.

     The lawn care market is continuing a consolidation trend as small operators who have built profitable local franchises are frequently finding that they cannot compete against larger lawn care companies. The primary advantages that larger companies have over the smaller operators are economies of scale for purchasing vehicles and equipment, vehicle routing, direct mail and telemarketing expenses and leveraging a central office across a large network. Acquisition opportunities today consist primarily of tuck-unders of moderately sized niche players servicing local or regional markets.

STRATEGY. The Company intends to grow its lawn care business through (i) selected tuck-under acquisitions which increase market share or expand the business geographically and (ii) aggressive direct mail and sales campaigns aimed at maintaining its high customer retention and customer acquisition rates.

BUSINESS SERVICES

PRINCIPAL OPERATING SUBSIDIARIES

BDP Business Data Services Limited ("BDP"), an Ontario company 86% owned by FirstService. DDS Distribution Services Ltd. ("DDS"), an Ontario company 89% owned by FirstService.

BUSINESS. The Company provides a variety of business outsourcing services to corporations and government agencies through BDP and DDS.

     BDP's objective is to be recognized as the best strategic partner to businesses and government for outsourcing of labor-intensive, back-office functions. BDP provides administrative functions which typically are not strategic to an organization and can be more efficiently and cost-effectively performed by third parties that specialize in such activities. BDP has developed significant expertise in performing services that require significant labor in coordination with technology, such as processing of drug and dental claims, credit card applications and student loans. BDP provides its services from four branches: two in Toronto, one in Ottawa and one in Orangeville, Ontario. Typical contracts vary in length from one to five years.

     DDS is a leading North American literature fulfillment services company whose services include warehousing, collating, packaging and direct mail. DDS takes orders for materials from its clients, as well as directly from its clients' customers, and assembles, packages and delivers such materials to the appropriate party. DDS uses its information management system to track the materials it delivers and to profile its clients' customers, and provides such information to its clients who use it to track inventory and also as a valuable marketing tool. DDS charges storage fees as well as processing fees for orders fulfilled.

     DDS is headquartered in Cleveland, Ohio, and provides its services from facilities located in Cleveland, Los Angeles, Philadelphia, Dallas, Oklahoma City, Albuquerque and Toronto. DDS primarily serves the following industries: automotive, banking, building suppliers, beverages, pharmaceuticals, book publishing, consumer goods, farm equipment and computer products. Its clients include Chrysler Corporation, M&M Mars, British Airways plc, Merck, Bristol Myers, Harris Semiconductor and New Holland North America Inc.

     A key objective of the Company's Business Services division is to establish long term relationships with clients and leverage such relationships through the provision of additional services. BDP and DDS have similar customer bases and the Company believes there are significant cross-selling opportunities between the two businesses.

INDUSTRY OVERVIEW. The outsourcing market has a number of distinct segments. The two most closely associated with BDP's market are information technology and personnel services. Information technology outsourcing includes companies such as Electronic Data Systems Corp., IBM Corp. and SHL Systemhouse Inc. These companies seek out technology and network contracts in large organizations. The personnel service market includes companies such as Kelly Services Inc., Manpower, Inc. and Olsten Corporation. These companies seek out contracts within large organizations to provide personnel, usually on an as-needed basis, which are managed by the client. In contrast, BDP combines technology and people in a process that targets the outsourcing of back-office and administrative applications.

     All major corporations and government agencies produce literature, advertising, promotional displays, manuals, stationery or training materials which require distribution. Historically, companies have distributed these materials themselves, but many companies now are outsourcing this function to third-party fulfillment companies such as DDS. DDS is one of the largest providers of such services in the United States. A number of DDS's competitors are also in other businesses such as printing, creative communications services, or logistics. However, DDS differentiates itself as a specialist services company focused on the fulfillment of printed materials as described above.

STRATEGY. The Company seeks to aggressively grow the Business Services division through (i) expansion of existing outsourcing contracts through the introduction of additional complementary services, (ii) continued development of new contracts through the introduction of custom solutions to institutions, primarily in Canada, where outsourcing is relatively new as compared to the United States; (iii) selected acquisitions of business service companies in North America that offer complementary services; and (iv) tuck-under acquisitions of smaller companies that can be integrated into either BDP or DDS.

PROPERTIES

     The only real estate owned by the Company or its subsidiaries are a 20,000 square foot building located in Toronto, Ontario, approximately one-half of which is occupied by the Company as its head office and the other one-half is rented to third party tenants, a 38,000 square foot office building located in Boca Raton, most of which is occupied by Prime and a part of which is leased to a third party and a 22,000 square foot office building in Hollywood, Florida used by Continental. All of the Company's remaining operations are carried out from leased premises located across the United States and Canada, none of which is material to the Company. The Company believes its existing premises are sufficient to meet its current operating requirements.

SEASONALITY

     Due to the seasonality inherent in some of the services provided by FirstService, revenue and income are significantly higher in FirstService's first and second quarters (ending

June 30 and September 30, respectively) than in the third and fourth quarters (ending December 31 and March 31, respectively). The continued acquisition of non-seasonal businesses is expected to mitigate some of the seasonal variances of FirstService's existing revenue base.

REGULATORY MATTERS

     Certain of the Company's operations are subject to environmental regulation by federal, provincial, state and local authorities. Management believes that the Company is currently in compliance with all applicable environmental laws in Canada and the United States in all material respects. Certain of the Company's operations use pesticides, cleaning agents and other materials that must be used, stored, handled and transported in accordance with applicable environmental laws. Certain of the Company's operations also produce various wastes, such as motor oils and solvents, which must be handled, transported and disposed of in accordance with applicable environmental laws. Management believes that environmental regulations represent a barrier to entry to the industries in which the Company operates, particularly in the case where regulations require licensing. Although the likely future impact of compliance with environmental laws on the Company's operations and financial condition cannot be precisely determined, the Company does not anticipate that such impact, if any, will be material.

     The Company's franchise business is subject to Federal Trade Commission regulation and state and provincial laws that regulate the offering and sale of franchises. To date, these provisions have not had an adverse effect on the performance of the Company. Presently, the Company is authorized to sell franchises in 49 U.S. States, in all Canadian provinces and in several other countries around the world. In all jurisdictions, the Company endeavors to have its franchisees meet or exceed regulation standards, and in some instances, the Company works with regulators who help determine and set regulatory standards.

     The Company's community association management business is subject to regulation by the States in which it operates. The Florida Department of Professional Regulation requires that for each contract a designated employee be licensed as a community association manager ("CAM License"), which requires an examination and continuing education. The division's real estate sales and leasing operations are subject to regulation as a real estate brokerage by the various states in which it operates. The Company believes that it is in material compliance with all laws and regulations applicable to the operations of these businesses.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following is a summary of certain financial information of the Company for each of the last five fiscal years (1)(2):

                           Mar.  31    Mar. 31     Mar. 31     Mar. 31    Sept.30
                             1999        1998        1997      1996 (3)     1994
                          ---------    --------    --------    --------   --------
REVENUE                   $ 396,455    $275,755    $178,363    $122,677    $88,376
TOTAL ASSETS                279,307     179,664     106,234      71,643     64,823
LONG-TERM DEBT (4)          127,513      54,186      39,785      15,387      8,885
EBITDA                       43,311      26,111      16,497      10,244      7,658
NET EARNINGS                 11,720       7,190       4,676       3,363      2,353
BASIC EARNINGS PER SHARE      $0.93       $0.69       $0.52       $0.43      $0.35

(1)      All amounts are Canadian thousands except per share data.

(2) Effective March 31, 1995, the Company changed its year end to March 31, 1995.

(3) In 1995, the Corporation changed its year-end to March 31. This resulted in a short six-month fiscal year, covering the period October 1, 1994 to March 31, 1995, a period which captured all of the Corporations seasonal losses but none of the seasonal profits and is not considered comparative to other years.

(4)      Excludes current portion

     The following is a summary of certain financial information of the Company for each of the last eight fiscal quarters ended
March 31, 1999:(1)(2)

          ----------------------------Year Ended March 31, 1999-----------------------------

                        First Quarter    Second Quarter    Third Quarter    Fourth  Quarter
REVENUE                    $93,536          $105,124          $102,110          $95,686

EBITDA                     $13,179          $ 18,809          $  7,249          $ 4,074

NET EARNINGS (LOSS)        $ 5,512          $  7,265          $    418          $(1,476)



          ---------------------------Year Ended March 31, 1998------------------------------

                        First Quarter    Second Quarter    Third Quarter    Fourth Quarter

REVENUE                   $59,930           $ 78,396          $ 69,447          $67,982

EBITDA                    $ 9,458           $ 14,779          $  2,452          $  (578)

NET EARNINGS (LOSS)       $ 5,952           $  7,134          $ (1,601)         $(4,295)

----------------
Notes:

(1) Due to the seasonal nature of the Company's businesses, disclosure of quarterly earnings per share is not meaningful.
(2)   All amounts are Canadian thousands


MANAGEMENT'S DISCUSSION AND ANALYSIS

     The section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 16 to 23 of the Company's 1999 annual report is hereby incorporated herein by reference.

MARKET FOR SECURITIES OF THE COMPANY

     The Company's Subordinate Voting Shares trade on The Toronto Stock Exchange and are quoted on the Nasdaq National Market. The Company's Multiple Voting Shares do not trade on any public market or quotation system.

DIRECTORS AND OFFICERS

     The section entitled "Election of Directors" on pages 13 and 14 of the Company's Management Information Circular dated July 30, 1999 filed in connection with the Company's annual and special meeting of shareholders to be held on September 15, 1999 is hereby incorporated herein by reference.

ADDITIONAL INFORMATION

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Management Information Circular for the annual and special meeting of shareholders to be held on September 15, 1999, which involves the election of directors. Additional financial information is provided in the Company's comparative financial statements for its most recently completed fiscal year which form part of the Company's 1999 annual report. Copies of the aforementioned documents may be obtained upon written request from the Secretary of the Company.

In Quebec, a copy of such documents is available to the public under the conditions provided for in section 87 of the Securities Act (Quebec). Such documents are incorporated herein by reference.

The Company will provide to any person or company upon request to the Secretary of the Company:

(a) when the securities of the Company are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

         (i) one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated herein by reference;

         (ii) the comparative consolidated financial statements of the Company for the Company's most recently completed financial year together with the accompanying report of the Company's auditors hereon;

         (iii) one copy of any interim financial statements of the Company subsequent to the financial statements of the Company's most recently completed financial year;

         (iv) one copy of the information circular of the Company in respect of the Company's most recent annual meeting of shareholders that involved the election of directors; and (v) one copy of any other documents that are incorporated by reference in the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iv) above; or

(b)      at any other time, one copy of any other documents referred to in (a)
         (i), (ii), (iii) and (iv) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

                                                                     EXHIBIT 2

                            FIRSTSERVICE CORPORATION

                              FINANCIAL STATEMENTS

                (stated in Canadian Dollars and in accordance with Canadian generally accepted accounting principles)

                                 MARCH 31, 1999

AUDITORS' REPORT

TO THE SHAREHOLDERS OF FIRSTSERVICE CORPORATION

We have audited the consolidated balance sheets of FirstService Corporation as at March 31, 1999 and 1998 and the consolidated statements of earnings, retained earnings and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1999 and 1998 and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants



Toronto, Ontario
May 14, 1999

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian Dollars)


For the years ended March 31                                          1999               1998
----------------------------------------------------------------------------------------------

Revenue                                                           $396,455           $275,755

Cost of services provided                                          265,079            183,394
Selling, general and administrative expenses                        88,065             66,250
Depreciation and amortization                                       12,230              7,386
Interest (note 7)                                                    8,414              4,540
----------------------------------------------------------------------------------------------
Earnings before the following                                       22,667             14,185
Income taxes (note 10)                                                8,726              4,358
----------------------------------------------------------------------------------------------
Earnings before minority interest                                   13,941              9,827

Minority interest share of earnings                                  2,221              2,637
----------------------------------------------------------------------------------------------
EARNINGS                                                           $11,720             $7,190
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE (NOTE 12)                                   $0.93              $0.69
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

WEIGHTED AVERAGE SHARES OUTSTANDING DURING THE PERIOD           12,564,283         10,370,439
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian Dollars)


As at March 31                                                                         1999                        1998
------------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
     Cash                                                                               $ 6,980                 $ 3,729
     Accounts receivable                                                                 62,399                  43,793
     Inventories (note 3)                                                                12,024                   7,866
     Prepaids and other                                                                  10,198                   7,262
------------------------------------------------------------------------------------------------------------------------
                                                                                         91,601                  62,650
------------------------------------------------------------------------------------------------------------------------

Other receivables (note 4)                                                                9,831                   4,786
Capital and other assets (note 5)                                                        39,093                  30,345
Intangible and other assets (note 5)                                                      5,326                   4,473
Deferred income taxes                                                                     1,907                     892
Goodwill (note 6)                                                                       131,549                  76,518
------------------------------------------------------------------------------------------------------------------------
                                                                                        187,706                 117,014
------------------------------------------------------------------------------------------------------------------------
                                                                                       $279,307                $179,664
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
     Accounts payable and accrued liabilities                                           $39,242                 $27,889
     Income taxes payable                                                                 1,796                   2,716
     Unearned revenue                                                                     9,202                  10,790
     Long-term debt - current (note 7)                                                    2,604                  10,215
------------------------------------------------------------------------------------------------------------------------
                                                                                         52,844                  51,610
------------------------------------------------------------------------------------------------------------------------


Long-term debt less current portion (note 7)                                            127,513                  54,186

Minority interest                                                                         7,088                   8,116
------------------------------------------------------------------------------------------------------------------------
                                                                                        134,601                  62,302
------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
     Capital stock (note 8)                                                              66,419                  58,654
     Retained earnings                                                                   17,911                   7,002
     Foreign currency translation adjustment                                              7,532                      96
------------------------------------------------------------------------------------------------------------------------
                                                                                         91,862                  65,752
------------------------------------------------------------------------------------------------------------------------
                                                                                       $279,307                $179,664
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SIGNED ON BEHALF OF THE BOARD


Director                                                               Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian Dollars)


For the years ended March 31                                                               1999                    1998
------------------------------------------------------------------------------------------------------------------------
Retained earnings (Deficit) - Beginning of year                                         $ 7,002                ($ 7,867)

Earnings for the year                                                                    11,720                   7,190

Deficit conversion from capital stock                                                     -----                   7,867

Cost of shares repurchased in excess of stated capital                                     (811)                   (188)

------------------------------------------------------------------------------------------------------------------------
Retained Earnings - End of year                                                         $17,911                 $ 7,002
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(in thousands of Canadian Dollars)


For the years ended March 31                                                              1999               1998
-----------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY  (USED IN)

OPERATING ACTIVITIES

Earnings for the year                                                                  $11,720             $7,190

Items not affecting cash
    Depreciation and amortization                                                       12,230              7,386
    Deferred income taxes                                                                 (327)               558
    Minority interest share of earnings                                                  2,221              2,637
-----------------------------------------------------------------------------------------------------------------
                                                                                        25,844             17,771

Net change in non-cash operating accounts                                              (13,222)            (4,192)
-----------------------------------------------------------------------------------------------------------------
                                                                                        12,622             13,579
-----------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES

Acquisition of businesses                                                              (63,391)           (48,334)
Increase in capital assets                                                              (9,838)            (8,166)
Proceeds from sale of assets                                                             1,234              -----
(Increase) decrease in intangible and other assets                                      (1,217)                 3
Increase in other receivables                                                           (5,046)              (420)
-----------------------------------------------------------------------------------------------------------------
                                                                                       (78,258)           (56,917)
-----------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES

Increase in long-term debt                                                              62,272             13,124
Issuance of capital stock (net of repurchases)                                           6,955             28,915
Dividends paid to minority shareholders of subsidiaries                                   (340)              (276)
-----------------------------------------------------------------------------------------------------------------
                                                                                        68,887             41,763
-----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash during the year                                              3,251             (1,575)

Cash, beginning of year                                                                  3,729              5,304
-----------------------------------------------------------------------------------------------------------------
Cash end of year                                                                        $6,980             $3,729
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(ALL AMOUNTS ARE EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

1.       ACCOUNTING POLICIES

         The consolidated financial statements of FirstService Corporation (the "Company") have been prepared by management in accordance with accounting policies generally accepted in Canada. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

         BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries. Acquisitions are consolidated from the effective date of acquisition using the purchase method.

         FOREIGN CURRENCY TRANSLATION

         The assets and liabilities of the Company's subsidiaries operating in the United States representing self-sustaining operations are translated at year-end rates and revenues and expenses at weighted average exchange rates for the year during which they are earned or incurred. Gains or losses on translation are shown as a separate component of shareholders' equity.

         Monetary items of the Company's subsidiaries operating in the United States representing integrated operations are translated at year end exchange rates, non-monetary items at historical exchange rates and revenues and expenses at weighted average exchange rates for the year during which they are earned or incurred with the exception of depreciation and amortization which are translated at historical exchange rates. Gains or losses on translation are included in earnings.

         INVENTORIES

         Inventories are carried at the lower of cost and net realizable value. Cost is determined by the weighted average or first-in, first-out methods.

         REVENUE RECOGNITION

         Revenue is recognized at the time the service is rendered or the product is shipped. Revenue for contracts in process is recognized on the percentage of completion method, generally in the ratio of estimated completion levels to the total contract price. Amounts received from customers in advance of services being provided are recorded as unearned revenue when received.

         FINANCIAL INSTRUMENTS

         Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. Unless otherwise indicated, the fair values of financial instruments approximate their recorded amounts. The fair value of accounts receivable, accounts payable and accrued liabilities and income taxes payable approximate recorded amounts because of the short period to receipt or payment of cash.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses for the reported years. Actual results may differ from those estimates.

         CAPITAL ASSETS AND DEPRECIATION

         Capital assets are carried at cost and are depreciated as follows:



         Computer equipment and software      20% declining balance and 3 to 5 years straight line
         Vehicles and tankers                 3 to 10 years straight-line
         Furniture and equipment              20% to 30% declining balance and 3 to 10 years straight line
         Leasehold improvements               Term of the leases to a maximum of 10 years
         Buildings                            Generally 40 years straight-line


         GOODWILL, INTANGIBLES AND OTHER ASSETS AND AMORTIZATION

         These assets are carried at cost and are amortized as follows:



         Goodwill                                       10 to 40 years straight-line
         Financing fees                                 Term of the associated debt
         Other deferred costs                           3 to 15 years straight-line


         Management's policy is to review the ongoing value of the capital assets and goodwill on a periodic basis by comparing undiscounted future benefits to the carrying value. Any difference would be recorded as an impairment adjustment. Management is of the opinion that there has been no decline in the value assigned to the capital assets or goodwill.

         STOCK OPTIONS

         Stock options are recorded using the intrinsic value method.

2.       SIGNIFICANT BUSINESS ACQUISITIONS

         1999 ACQUISITIONS:
         Effective April 1, 1998, a 89% subsidiary of the Company ("DDS Dyment Distribution Services Ltd.") acquired 100% of the Harris Fulfillment and Harris Direct Mail divisions of Telespectrum Worldwide Inc.
         ("DDS Harris") headquartered in Philadelphia, Pennsylvania.

         Effective October 1, 1998, a 80% subsidiary of the Company ("The Franchise Company") acquired 90% of California Closet Company, Inc. ("California Closets"), a California based franchisor of installed closet and home storage systems.

         1998 ACQUISITIONS:
         Effective June 19, 1997, the Company acquired 80.1% of The Continental Group, Inc. ("Continental Group"), a full service community association management company headquartered in Miami, Florida.

         Effective November 1, 1997, "The Franchise Company" acquired 100% of Paul Davis Systems, Inc. ("Paul Davis"), a Florida based franchisor of general contracting and cleaning businesses.

         Details of these acquisitions are as follows:



                                                            1999                                    1998
                                            --------------------------------------    ----------------------------------
                                             DDS Harris                 California         Continental         Paul
         Net Assets acquired, at fair                                   Closets            Group               Davis
         market value:
           Tangible assets, net of liabilities        $ 7,735             $   883             $ 4,157           $   431
           Minority interest                              -                    88                 827                -
                                                ---------------    ----------------    ----------------    --------------
                                                        7,735                 795               3,330               431
                                                ---------------    ----------------    ----------------    --------------
           Cash  consideration                         32,655              19,121              18,084            15,500
                                                ---------------    ----------------    ----------------    --------------
         Goodwill                                     $24,920             $18,326             $14,754           $15,069
                                                ---------------    ----------------    ----------------    --------------

         In addition to the consideration disclosed above:

                  The vendors of DDS Harris are entitled to receive a contingent payment of up to $4,000 U.S. (approximately $6,000 Cdn.) if DDS Harris exceeds certain financial thresholds during the two year period following the date of acquisition. The vendors of California Closets are entitled to receive a contingent payment of up to $3,600 U.S. (approximately $5,400 Cdn.) if California Closets exceeds certain financial thresholds during the two year period following the date of acquisition.

                  With respect to other current year and prior year's business acquisitions the vendors are entitled to receive contingent payments of up to $2,150 Cdn. and $5,146 U.S. (approximately $7,719 Cdn.) if the businesses acquired exceed certain financial thresholds generally during a two or three year period subsequent to acquisition which extends to September 2001. In addition with respect to a prior year acquisition the vendors are entitled to receive as additional consideration contingent performance amounts, either in cash or additional subordinate voting shares at the Company's option, based on the operating results of the acquired company up to March 31, 2000.

                  These amounts have been treated as contingent consideration and any resulting payments will be recorded as goodwill when paid.

                  In addition to the acquisitions disclosed above, the Company made various other acquisitions for total consideration of $14,155 (1998 - $14,749) comprised of cash of $9,905 (1998 -
                  $3,772); capital stock of $4,250 (1998 - $1,202) and in 1998 of long term debt of $9,775 to acquire net assets of $2,266 (1998 - $75) resulting in goodwill of $11,889 (1998 -
                  $14,674).

                  In 1999, the Company also disposed of business assets of a subsidiary with a net book value of $2,229 for net proceeds of approximately $2,541.

3.       INVENTORY

                                                                                         1999                  1998
                                                                           -------------------    ------------------

          Supplies and other                                                           $5,571                $4,863
          Finished goods                                                                3,824                   495
          Work-in-progress                                                              2,454                 2,364
          Small equipment                                                                 175                   144
                                                                           -------------------    ------------------
          Total                                                                       $12,024                $7,866
                                                                           -------------------    ------------------
                                                                           -------------------    ------------------

4.       OTHER RECEIVABLES

         Included in other receivables are:

         a) $4,663 (1998 - $3,211) of secured non-interest bearing loans relating to purchases made pursuant to the Company's Share Purchase Plan. These loans when granted, have a term of five years but are open for repayment at any time.

         b) $1,563 (1998 - $1,103) of secured non-interest bearing loans due from minority shareholders of two subsidiaries.

         c) $3,599 (1998 - $274) of other long-term receivables primarily relating to restoration and security installation projects conducted by the Company's property services group.

5.       CAPITAL ASSETS, INTANGIBLE AND OTHER ASSETS


        1999                                                               Accumulated
                                                                          depreciation/                  Net
                                                              Cost         amortization                 1999
        -------                                   ----------------       ---------------      --------------

        CAPITAL ASSETS

        Land                                               $ 1,415               $  -                $ 1,415
        Buildings                                            8,407                 1,037               7,370
        Vehicles and tankers                                11,422                 6,262               5,160
        Furniture and equipment                             27,530                17,637               9,893
        Computer equipment and software                     18,742                 8,814               9,928
        Leasehold improvements                               8,886                 3,559               5,327
                                                   ----------------       ---------------      --------------
        Total                                              $76,402               $37,309             $39,093
                                                   ----------------       ---------------      --------------
                                                   ----------------       ---------------      --------------

        INTANGIBLE AND OTHER ASSETS

        Investments                                        $   159               $   -               $   159
        Financing fees                                       3,717                   920               2,797
        Other deferred costs                                 4,190                 1,820               2,370
                                                   ----------------       ---------------      --------------
        Total                                              $ 8,066               $ 2,740             $ 5,326
                                                   ----------------       ---------------      --------------
                                                   ----------------       ---------------      --------------


5.       CAPITAL ASSETS (CONT'D

        1998                                                               ACCUMULATED
                                                              COST        DEPRECIATION/                  NET
                                                                           AMORTIZATION                 1998
        ----                                       ----------------       ---------------      --------------
        CAPITAL ASSETS
        Land                                               $ 1,665               $     -             $ 1,665
        Buildings                                            8,486                   398               8,088
        Vehicles and tankers                                 8,264                 3,974               4,290
        Furniture and equipment                             19,964                12,247               7,717
        Computer equipment and software                     12,542                 5,317               7,225
        Leasehold improvements                               3,661                 2,301               1,360
                                                   ----------------       ---------------      --------------
        Total                                             $ 54,582               $24,237             $30,345
                                                   ----------------       ---------------      --------------
                                                   ----------------       ---------------      --------------
        INTANGIBLE AND OTHER ASSETS

        Investments                                       $    159               $     -             $   159
        Financing fees                                       2,594                   480               2,114
        Other deferred costs                                 3,808                 1,608               2,200
                                                   ----------------       ---------------      --------------
        Total                                             $  6,561               $ 2,088             $ 4,473
                                                   ----------------       ---------------      --------------
                                                   ----------------       ---------------      --------------

        Included in capital assets are assets under capital lease at a cost of $10,293 (1998 - $7,274) with a net book value of $5,879 (1998 - $4,220).

6.      GOODWILL

                                                   1999                   1998
                                             ---------------       ----------------
        Cost                                    $139,700                $81,080
        Less: Accumulated amortization             8,151                  4,562
                                             ---------------       ----------------
                                                $131,549                $76,518
                                             ---------------       ----------------
                                             ---------------       ----------------

7.      LONG-TERM DEBT

                                                                                 1999                   1998
                                                                           ---------------       ----------------


        Term loan bearing interest at 7.12%                                $            -                $26,190
        Revolving acquisition facility of $180,000 due
            June 1, 2004                                                          111,983                 22,800
        Revolving working capital facility of $20,000 due
            June 1, 2004                                                           11,600                  6,000
        Obligations under capital leases bearing interest
            ranging primarily from 6% to  9% and maturing at
            various dates through the year 2004                                     4,790                  3,746

        Vendor-take-back notes bearing interest primarily at 9%,
            and other long-term debt maturing at various dates
            through the year 2002                                                   1,744                  5,665
                                                                           ---------------       ----------------
                                                                                  130,117                 64,401
        Less:  Current portion                                                      2,604                 10,215
                                                                           ---------------       ----------------
                                                                                 $127,513                $54,186
                                                                           ---------------       ----------------
                                                                           ---------------       ----------------

        The revolving acquisition facility at March 31, 1999 is composed of borrowings of $92,370 Cdn. and $13,000 U.S.

        Included in the vendor-take-back notes are $U.S. obligations in the amount of $625 U.S. (1998 - $2,250)

        Interest expense on long-term debt was approximately $8,026 for the year ended March 31, 1999 (1998-$4,350)

        At March 31, 1999, the estimated aggregate amount of principal repayments on long-term debt and capital leases required in each of the next five fiscal years and thereafter to meet the retirement provisions are as follows:

                        2000                                        $ 2,604
                        2001                                          1,937
                        2002                                            845
                        2003                                            801
                        2004                                             48
                        Thereafter                                  123,882

        On June 1, 1998 the Company amended and restated it's lending agreement. The credit availability was increased from $100 to $200 million. As part of the new facility the $59.5 million revolving acquisition facility and $26.2 million term loan were replaced by a new $180 million revolving acquisition facility. Repayment terms of both facilities were extended until final maturity of the credit agreement in June 2004. In addition, the interest rate on the revolving acquisition line was reduced by 25 basis points compared to the prior agreement.

        The revolving facilities provide that the Company may borrow using Prime, LIBOR or Bankers Acceptances interest rate options that vary within a range depending on certain leverage ratios. Borrowings currently bear interest at the lenders cost of funds rate plus 1.25%. The Company has an interest rate swap contract to December 31, 2002 at a fixed rate of 5.3% in the amount of $20 million to hedge against interest rate exposure on a portion of its revolving facilities.

        As security for the revolving working capital and acquisition facilities, the Company has granted the lenders various security including the following: an interest in all of the assets of the Company including the Company's share of its subsidiaries, an assignment of material contracts and an assignment of the Company's "call rights" with respect to shares of the subsidiaries held by minority interests. The Company is also required to comply with certain operating and financial ratios.

8.      CAPITAL STOCK

        The authorized share capital of the Company is as follows:

        An unlimited number of preference shares, issuable in series;
        An unlimited number of subordinate voting shares having one vote per share; and
        An unlimited number of multiple voting shares have 20 votes per share, convertible at any time into subordinate voting shares at a rate of one subordinate voting share for every multiple voting share outstanding.

        The following table provides a continuity of share capital:

        SUBORDINATE VOTING SHARES                               SHARES                   AMOUNT
                                                            -----------------     -------------------

         Balance March 31, 1997                                    8,793,597                  $35,917
         Shares issued as consideration for acquisitions             110,235                    1,202
         Stock options exercised                                     154,159                      905
         Shares issued pursuant to share purchase plan               115,000                    1,265
         Shares purchased for cancellation                           (50,300)                    (205)
         Shares issued under public offering                       2,500,000                   26,936
         Deficit conversion from capital stock                             -                   (7,759)
                                                            -----------------     --------------------
         Balance, March 31, 1998                                  11,622,691                   58,261
         Shares issued as consideration for acquisition              239,437                    4,250
         Stock options exercised                                     358,380                    2,070
         Shares issued pursuant to share  purchase plan               97,500                    1,755
         Shares purchased for cancellation                           (61,800)                    (310)
                                                            -----------------     --------------------
         Balance March 31, 1999                                   12,256,208                   66,026
                                                            -----------------     --------------------
         MULTIPLE VOTING SHARES

         Balance March 31, 1997                                      662,847                      501

         Deficit conversion from capital stock                             -                     (108)
                                                            -----------------     --------------------
         Balance, March 31, 1998 to March 31, 1999                   662,847                      393
                                                            -----------------     --------------------
                                                            -----------------     --------------------

         Total                                                    12,919,055                  $66,419
                                                            -----------------     --------------------
                                                            -----------------     --------------------

        The Company has a Stock Option Plan for directors, officers and key full-time employees of the Company and its subsidiaries. Each option usually vests over a five year term and allows for the purchase of one subordinate voting share. At March 31, 1999 there were 1,342,675 options outstanding to 65 employees and directors at prices ranging from $5.00 to $17.00 per share which expire on various dates through October 2003.

        On September 15, 1997, the shareholders of the Company approved a reduction of the stated capital attributable to the Company's share capital of $7,867 which eliminated the Company's deficit at March 31, 1997.

9.       COMMITMENTS AND CONTINGENCIES

(A)      LEASE COMMITMENTS

         Minimum operating lease payments are as follows:

                     Year ending March 31,
                     2000                                               $11,269
                     2001                                                 8,971
                     2002                                                 7,243
                     2003                                                 5,043
                     2004                                                 3,379
                     Thereafter                                          11,890

(B)      SHAREHOLDER AGREEMENTS

         The Company has shareholder agreements with the minority owners of its subsidiaries. These agreements allow the Company to "call" the minority position for a predetermined formula price which is usually equal to the multiple of earnings paid by the Company for the original acquisition. The minority owners may also "put" their interest to the Company at the same price subject to certain limitations. The purchase price may, at the option of the Company, be paid primarily in subordinate voting shares. Acquisitions of these minority interests would be accounted for using the purchase method.

(C)      CONTINGENCIES

         The Company is involved in legal proceedings and claims primarily arising in the normal course of its business. In the opinion of management, the Company's liability, if any, would not materially affect its financial condition or operations.

10.      INCOME TAXES

         Income taxes differ from the amounts which would be obtained by applying the statutory rate to the respective years' earnings before taxes. These differences result from the following items:

                                                                        1999                 1998
                                                                      --------             --------
         Income tax expense using combined statutory rates of
               approximately  45%                                     $10,201               $6,366
         Unrecognized benefit of loss carryforwards                      -                     450
         Non-deductible expenses
              Amortization of goodwill                                    586                  390
              Other                                                       190                   57
         Foreign tax rate reduction                                    (1,379)                (430)
         Recovery of  taxes due to utilization of prior year's losses    (872)              (2,475)
                                                                       -------             --------
                                                                       $8,726               $4,358
                                                                       -------             --------

11.      SEGMENTED INFORMATION

         OPERATING SEGMENTS

         The Company operates primarily through three operating groups - property services (franchised), property services (company owned) and business services. The property services groups provide a variety of services to both residential and commercial customers. Property services (company owned) provides security services, full-service community association management and lawn care. Property services (franchised) provides primarily painting and decorating services. The business services group provides services to governments, financial institutions and corporations wishing to outsource a variety of non-core, primarily labor intensive, "back office" functions. Operating segmented information is as follows:


        1999                            PROPERTY        PROPERTY         BUSINESS       RECONCILING       CONSOLIDATED
                                        SERVICES        SERVICES         SERVICES          ITEMS
                                      (FRANCHISED)      (COMPANY
                                                         OWNED)
                                      ------------     -----------      ----------     -----------      -------------
        Revenues                          $ 60,111        $248,616        $ 87,552           $  176          $396,455
                                      ------------     -----------      ----------     -----------      -------------
        Depreciation and
             amortization                  $ 1,489        $  6,883         $ 3,768            $  90          $ 12,230
                                      ------------     -----------      ----------     -----------      -------------
        Segment operating profit           $ 8,456        $ 13,218        $ 14,221         $(4,814)          $ 31,081
                                      ------------     -----------      ----------     -----------      -------------
        Interest expense                                                                                      (8,414)
        Income taxes                                                                                          (8,726)
        Minority interest                                                                                     (2,221)
                                                                                                        --------------
        Earnings                                                                                             $ 11,720
                                                                                                        --------------
                                                                                                        --------------

        Total assets                      $ 58,337        $126,682         $74,372          $19,916          $279,307
                                      ------------     -----------      ----------     -----------      -------------
        Total additions to capital
             assets and goodwill          $ 22,251        $ 12,064         $35,725          $ 5,486          $ 75,526
                                      ------------     -----------      ----------     -----------      -------------
                                      ------------     -----------      ----------     -----------      -------------

        1998                            PROPERTY        PROPERTY         BUSINESS       RECONCILING       CONSOLIDATED
                                        SERVICES        SERVICES         SERVICES          ITEMS
                                      (FRANCHISED)      (COMPANY
                                                         OWNED)
                                      ------------     -----------      ----------     -----------      -------------
        Revenues                           $31,485        $192,728         $51,356         $   186           $275,755
                                      ------------     -----------      ----------     -----------      -------------
        Depreciation and
             amortization                  $   704        $  4,854         $ 1,754         $    74              7,386
                                      ------------     -----------      ----------     -----------      -------------
        Segment operating profit           $ 4,306        $  9,570         $ 8,310         $(3,460)          $ 18,726
                                      ------------     -----------      ----------     -----------      -------------
        Interest expense                                                                                       (4,540)
        Income taxes                                                                                           (4,358)
        Minority interest                                                                                      (2,638)
                                                                                                        -------------
       Earnings                                                                                               $ 7,190
                                                                                                        -------------
                                                                                                        -------------
        Total assets                       $28,888       $ 108,984         $33,967         $ 7,825           $179,664
                                      ------------     -----------      ----------     -----------      -------------
        Total additions to capital
             assets and goodwill           $19,844       $  30,446         $ 2,009         $ 4,664           $ 56,963
                                      ------------     -----------      ----------     -----------      -------------
                                      ------------     -----------      ----------     -----------      -------------

         GEOGRAPHIC SEGMENTS

                                         CANADA                     UNITED STATES                     CONSOLIDATED
                                --------------------------        ----------------------         -------------------------

                                   1999             1998            1999           1998            1999             1998
                                ---------       ----------        --------       --------        ---------        --------
        Revenues                 $145,194        $ 128,327        $251,261       $147,428        $ 396,455        $275,755
                                ---------       ----------        --------       --------        ---------        --------
        Total assets              $99,811         $ 70,980        $179,496       $108,684        $ 279,307        $179,664
                                ---------       ----------        --------       --------        ---------        --------
        Total  capital
        assets and goodwil        $46,616         $ 38,091        $124,026        $68,772        $ 170,642       $ 106,863
                                ---------       ----------        --------       --------        ---------        --------
                                ---------       ----------        --------       --------        ---------        --------

12.      FULLY-DILUTED EARNINGS PER SHARE

         Fully diluted earnings per share are $0.87 for the year ended March 31, 1999. (1998 - $0.63)


13.      COMPARATIVE AMOUNTS

         Certain comparative amounts have been reclassified to conform with the current year's presentation.


14.      UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

         The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.


15.      SUBSEQUENT EVENT

         REVISED CREDIT FACILITY

         On April 1, 1999 the Company amended and restated its lending agreement. The amended facilities split the senior debt facilities into a $50 million Cdn. and a $130 million U.S. tranche. The new facilities provide approximately $47 million
         Cdn. of additional credit over the previous $200 million
         Cdn. facility. Other terms of the facilities remain unchanged from those arranged in June 1998.

                                                                     EXHIBIT 3

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
YEAR ENDED MARCH 31, 1999

Consolidated revenues for the year ended March 31, 1999 were $396.5 million, a 44% increase from the $275.8 million reported for the year ended March 31, 1998. Approximately $63.0 million of the increase resulted from the acquisitions of Harris Fulfillment, California Closets, several smaller tuck-under companies and the full-year impact of acquisitions completed in fiscal 1998. The balance resulted from internal growth of approximately 13% and the impact of a weaker Canadian dollar.

Earnings before interest, taxes, depreciation and amortization increased 66%, to $43.3 million from $26.1 million in the prior year, while EBITDA margins increased 140 basis points to 10.9% of revenue. The increased margins reflect approximately 25 basis points of enhancement primarily from overhead leveraging and productivity improvements. The balance of the increase in consolidated margins reflects the impact of acquisitions including Paul Davis Systems, Harris Fulfillment and California Closets, which carry higher EBITDA margins.

Depreciation for the year ended March 31, 1999 was $8.1 million up 63% from the previous year due largely to acquisitions. However, the increase also reflected a sharp step-up in capital investment in management information systems over the past two years. Generally, these investments are depreciated over a short time frame relative to the Company's other pool of assets. Amortization for the year was $4.1 million, up 71% over fiscal 1998 due to the significant amount of goodwill that has resulted from the acquisitions completed during the years ended March 31, 1999 and 1998.

Interest expense increased 85% over prior year levels to $8.4 million as a result of increased borrowings related to acquisitions completed during fiscal 1999 and 1998. All acquisitions completed during the last two fiscal years have been financed through the Company's credit facilities.

The income tax provision for the year ended March 31, 1999 was approximately 38.5% of earnings before taxes, compared with 31% for the year ended March 31, 1998. The 1999 rate is lower than statutory rates due to the use of the remaining loss carryforwards which resulted from the change of year end at March 31, 1995. The Company expects its effective tax rate to more closely reflect the statutory rate in the current year and beyond. At March 31, 1999, FirstService and its subsidiaries had no income tax loss carryforwards on an accounting basis.

Minority interest expense decreased to $2.2 million from $2.6 million, reflecting the following increases in the Company's ownership positions in subsidiary companies: The Franchise Company from 76% to 80%; DDS Distribution Services Ltd. from 80% to 89%; The Wentworth Group, Inc. from 60% to 80%; and Intercon Security Limited from 50.1% to 85%. In those operations where senior management are also minority owners, the Company is party to a shareholders' agreement. These agreements allow the Company to "call" the minority position for a predetermined formula price, which is usually equal to the multiple of earnings paid by the Company for the original acquisition. While it is not management's intention to acquire outstanding minority interests, this step would materially increase earnings per share. Minority owners may also "put" their interest to the Company at the same price, with certain limitations. The purchase price may, at the option of the Company, be paid primarily in shares of the Company.

Net income was $11.7 million, a 63% increase over the prior year, while basic earnings per share increased 35% to $0.93. Basic earnings per share reflect a 21% increase in the weighted average number of shares outstanding as a result of the full year impact of the November 26, 1997 public offering of 2.5 million shares. Earnings per share on a diluted basis in US dollars and under US GAAP were $0.54, an increase of 32% over the prior year.

Revenues for the Property Services division were $308.7 million, an increase of approximately $84.5 million or 38% over the prior year. Approximately $43 million of the revenue increase results from the acquisitions of California Closets and several smaller community association management companies, and the full year impact of acquisitions completed during fiscal 1998. The balance of the increase resulted from internal growth and the impact of a weaker Canadian dollar.

Property Services EBITDA grew 55% to 30.0 million or 9.7% of revenue compared to an EBITDA margin of 8.5% in the prior year. The margin increase reflects productivity improvements, some price increases and the impact of the higher margin Paul Davis and California Closets operations offset in part by strong growth in the lower margin security and community association management operations.

Revenues for the Business Services division were $87.6 million, an increase of 70% over 1998, a consequence of internal growth of greater than 25% and the full year impact of the Harris Fulfillment acquisition. Strong internal growth reflected the impact of a large student loan processing contract secured early in the fiscal year by BDP and significant increases in the scope of services provided to several clients at both BDP and DDS.

EBITDA grew 80% to $18.0 million, while margins grew to 20.5% from 19.5%, primarily as a result of productivity improvements.

Corporate expenses increased to $4.7 million in 1999 from $3.2 million as a result of higher salary costs and increased travel and legal costs related, in part, to investigation of prospective acquisitions which were not completed.

RESULTS OF OPERATIONS
YEAR ENDED MARCH 31, 1998

Consolidated revenues for the year ended March 31, 1998 were $275.8 million, a 55% increase from the $178.4 million reported for the year ended March 31, 1997. The increase results from the acquisitions of The Continental Group, Inc. ($41 million) and The Wentworth Group, Inc. ($14 million), several smaller tuck-under companies and strong internal growth in both our Property Services and Business Services divisions.

Earnings before interest, taxes, depreciation and amortization increased 58% to $26.1 million from $16.5 million in the prior year - while EBITDA margin increased 24 basis points to 9.5% of revenue. The increased margins reflect the combined effects of overhead leveraging throughout the Company, improved pricing, and reduced costs.

Depreciation and amortization for the year ended March 31, 1998 was $7.4 million, up 44% from the previous year due largely to the inclusion of the results from Continental and Paul Davis Systems, Inc. and the increase in capital expenditures relative to the prior year.

Interest expense increased 26% over prior year levels, reflecting increased borrowing primarily related to the acquisitions of Continental and Paul Davis, partially offset by the proceeds of the November, 1997 equity offering. The increase also reflects the lower average interest rate of the Company's current bank facilities relative to the prior year.

The income tax provision for the year ended March 31, 1998 was approximately 31% of earnings before taxes, compared with 30% for the year ended March 31, 1997. The 1998 rate is lower than statutory rates due to the continued use of loss carryforwards, a large portion of which resulted from the change of year end at March 31, 1995. The Company expects its effective tax rate to move closer to the statutory rate over the next two years as the remaining losses are utilized. At March 31, 1998, FirstService and its subsidiaries had remaining income tax loss carryforwards on an accounting basis of approximately $2.0 million.

Minority interest expense increased significantly to $2.6 million from $0.8 million, reflecting strong growth in operations with higher minority interests - and the addition of Continental and Wentworth which have 20% and 40% minority interests, respectively.

Net income was $7.2 million, a 54% increase over the prior year, while basic earnings per share increased 33% to $0.69. Basic earnings per share reflect a 14% increase in the weighted average number of shares outstanding resulting from the November 26, 1997 public offering of 2.5 million shares. Earnings per share on a diluted basis in US dollars and under US GAAP were $0.41, an increase of 32% over the prior year.

Revenues for the Property Services division were $224.4 million, up $83.6 million or 59% over the prior year. Approximately $65 million of the revenue increase results from the acquisitions of Continental, Wentworth, Paul Davis and several smaller tuck-under companies, with the balance resulting from internal growth. Our security and community association management operations achieved double-digit internal growth rates while the lawn care and franchise operations generated high single-digit internal growth.

Property Services EBITDA grew 60% to $19.4 million or 8.7% of revenue compared to an EBITDA margin of 8.4% in the prior year. The margin improvement reflects productivity enhancements and some price increases, offset in part by the strong growth of the lower margin security operations.

Revenues for the Business Services division were $51.4 million, an increase of 37% over 1997, reflecting strong double-digit internal growth and the full year impact of DDS Dyment Distribution Services, Ltd., acquired in August, 1996.

EBITDA grew 50% to $10.0 million, while margins grew to 19.5% from 17.1%, primarily as a result of productivity improvements.

Corporate expenses increased from $1.9 million in 1997 to $3.2 million as a result of higher salary and travel costs.

SEASONALITY AND QUARTERLY FLUCTUATIONS

Certain segments of the Company's operations are subject to seasonal variations. Specifically, the demand for residential lawn care services and exterior painting services in the northern United States and in Canada is highest during late spring, summer and early fall and very low during winter. As a result, the franchising and some parts of the lawn care business are highly seasonal in nature and generate a large percentage of their annual revenues between April and September. The Company has historically generated lower profits or net losses during its third and fourth fiscal quarters, from October to March. The community association management, security, business services and many of the franchise systems generate revenues approximately evenly throughout the fiscal year.

Seasonality of the lawn care and a portion of the franchise business results in variations in quarterly EBITDA margins. Variations in quarterly EBITDA margins can also be caused by acquisitions which alter the consolidated service mix. The Company's non-seasonal businesses typically generate a consistent EBITDA margin over all four quarters, while the Company's seasonal businesses experience high EBITDA margins in the first two quarters, offset by negative EBITDA in the last two quarters. As non-seasonal revenues increase as a percentage of total revenues, the Company's quarterly EBITDA margin fluctuations should be reduced.

LIQUIDITY AND CAPITAL RESOURCES

Bank borrowings, proceeds from capital stock issues, and cashflow from operations have historically been the funding sources for working capital requirements, capital expenditures and acquisitions. Management believes that funds from these sources will remain available and are adequate to support ongoing operational requirements and near-team acquisition growth.

In December 1996, FirstService entered into a lending agreement with a syndicate of chartered banks. The agreement - amended and restated in October 1997, again in June, 1998 and most recently on April 1, 1999, - currently provides six-year committed revolving credit facilities for acquisitions of Cdn $50 million and US $130 million. Outstanding indebtedness under the facilities bears interest at a rate based on competitive floating reference rates, as selected by the Company, such as LIBOR plus a margin of 1.00% to 1.50% per annum, depending on certain leverage ratios.

The agreement requires the Company to meet specific financial ratios and places certain limitations on additional borrowing and the ability to pay dividends or sell assets. As of March 31, 1999, the Company had drawn Cdn $104.0 million and US $13.0 under the credit facilities. After giving effect to the April 1, 1999 credit amendment and restatement, the amount drawn was Cdn $4.7 million and US $80.3 million.

FirstService is exposed to foreign currency exchange risk through its U.S. operations. At March 31, 1999, the Company's U.S. operations consisted of it's community association management operations and certain divisions or subsidiaries of its security, franchise and business services operations. The Company's exposure to foreign exchange losses may be mitigated as the lending agreement provides that it may borrow in Canadian or U.S. funds.

On November 19, 1997, the Company completed a public offering of 2.500,000 common shares at US $8.00 per share through a syndicate of underwriters led by Credit Suisse First Boston and ABN AMRO Chicago Corporation. The net proceeds of US $18.8 million or Cdn. $25.9 million were used to pay down long-term bank debt.

During fiscal 1999, capital expenditures were approximately $9.8 million split approximately equally between management information systems, leasehold improvements and building expansion, and vehicles and equipment. For the upcoming year, capital expenditures are expected to approximate 1999 levels.

In connection with certain acquisitions, the Company has agreed to pay additional consideration based on operating results of the acquired entity. The payment of any such amounts would be in cash and would result in an increase in the purchase prices for such acquisitions and, as a result, additional goodwill.

FirstService does not anticipate paying dividends on its outstanding shares in the foreseeable future. Management believes that it is in the best interest of shareholders to retain all available funds to invest in its businesses with the objective of building long-term shareholder value.

YEAR  2000

The Company is currently in the process of addressing the Year 2000 issue, which is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, computer applications and software may recognize an input of two zeros (00) as the year 1900. This incorrect date recognition could cause systems and software malfunctions that may have a material adverse effect on business operations. This potential problem could affect not only the Company's internal information systems but also those of third parties, such as customers and suppliers using systems that may interact with or affect the Company's operations or, in the case of the Company's security operation, systems supplied by the Company.

Company's Readiness. Beginning in late fiscal 1997 the Company undertook a comprehensive review of its software applications and computer infrastructure that are likely to be affected by the Year 2000 issue. The review was completed using the Company's employees and various computer consultants.

As a result of this review, new systems or upgrades were implemented at several of the operations during fiscal 1998 and fiscal 1999 and several upgrades will be completed in the first half of fiscal 2000. The Company's objective is to complete all its Y2K readiness programs by the fall of calendar 1999.

The Company presently believes that it is largely Y2K compliant and that the Year 2000 issue will not pose significant operational problems for its computer systems.

The Company has identified its significant customers and suppliers that it believes, at this time, to be critical to its various operations. Steps are underway to ascertain their respective stages of readiness through the use of questionnaires, interviews, and other available means to determine the progress that those customers and suppliers are making in remediating their own Year 2000 issues. The Company is requiring that significant customers and suppliers certify those products and services to be Year 2000 compliant. However, there can be no assurance that the information systems provided by or utilized by other companies which affect the Company's operations will be timely revised in such a way as to allow them to continue normal business operations or furnish products, services or data to the Company without disruption.

Cost of Compliance. Many of the systems upgrades which are dealing with Y2K issue would have occurred in the normal course of business. In other cases, the Company is accelerating normal course systems replacements or upgrades in view of the Y2K issue. The costs incurred to date to replace non-compliant systems that would not otherwise have been replaced are not material and the Company does not expect its future Year 2000 costs to be material. All Year 2000 costs have been funded with cash from operations.

Company Risk and Contingency Plans. The Company's systems identified as non-compliant or in need of replacement are being upgraded or replaced. The Company expects this remediation to be substantially completed by year-end 1999. If needed conversions to the Company's information systems are not made on a timely basis or the Company's significant customers or suppliers fail to make such remediations and conversions on a timely basis, it could have a material adverse effect on the Company's results of operation or financial condition.

                                                                     EXHIBIT 4

                            FIRSTSERVICE CORPORATION

                              FINANCIAL STATEMENTS

                 (stated in U.S. Dollars and in accordance with
             United States generally accepted accounting principles)

                                 MARCH 31, 1999

AUDITORS' REPORT

TO THE SHAREHOLDERS OF FIRSTSERVICE CORPORATION

We have audited the consolidated balance sheets of FirstService Corporation as at March 31, 1999 and 1998 and the consolidated statements of earnings and comprehensive earnings, shareholders' equity and cash flows for each year in the three-year period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1999 and 1998 and the results of its operations and cash flows for each year in the three-year period ended March 31, 1999 in accordance with United States generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants



Toronto, Ontario
May 14, 1999

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
(in thousands of U.S. Dollars, except per share amounts) - in accordance with United States generally accepted accounting principles.


For the years ended March 31                                                1999             1998              1997
--------------------------------------------------------------------------------------------------------------------
Revenues                                                                $263,361         $196,488         $ 131,084

Cost of revenues                                                         176,089          130,645            84,177
Selling, general and administrative expenses                              58,505           47,235            34,790
Depreciation and amortization                                              8,145            5,277             3,765
Interest                                                                   5,589            3,232             2,059
--------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority                                 15,033           10,099             6,293
     interest
Income taxes (note 10)                                                     6,402            3,960             2,518
--------------------------------------------------------------------------------------------------------------------
Earnings before minority interest                                          8,631            6,139             3,775
Minority interest share of earnings                                        1,409            1,704               566
--------------------------------------------------------------------------------------------------------------------

Earnings before extraordinary item                                         7,222            4,435             3,209
Extraordinary loss on early retirement of debt, net
     of income tax benefit of $403 (note 8)                                  -                 -                501
--------------------------------------------------------------------------------------------------------------------
Net earnings                                                               7,222            4,435             2,708
Foreign currency translation adjustment                                    3,337            (302)               (6)
--------------------------------------------------------------------------------------------------------------------

Comprehensive earnings                                                  $ 10,559          $ 4,133           $ 2,702
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (note 11)
Earnings before extraordinary item:

     Basic                                                                 $0.57            $0.43             $0.35

     Diluted                                                               $0.54            $0.41             $0.35
Net earnings:

     Basic                                                                 $0.57            $0.43             $0.30

     Diluted                                                               $0.54            $0.41             $0.30
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FIRSTSERVICE CORPORATION CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars) - in accordance with United States generally accepted accounting principles.


AS AT MARCH 31                                                                             1999              1998
------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                          $ 4,627           $ 2,629
     Accounts receivable, net of an allowance of $2,620 (1998 - $1,988)                  41,360            30,846
     Inventories (note 4)                                                                 7,969             5,540
     Prepaids and other                                                                   6,759             5,115
     Deferred income taxes (note 10)                                                      1,716               563
------------------------------------------------------------------------------------------------------------------
                                                                                         62,431            44,693
------------------------------------------------------------------------------------------------------------------

Other receivables (note 5)                                                                3,425             1,108
Fixed assets (note 6)                                                                    25,847            21,351
Other assets (note 6)                                                                     3,429             3,154
Deferred income taxes (note 10)                                                             410             1,673
Goodwill (note 7)                                                                        88,764            54,040
------------------------------------------------------------------------------------------------------------------
                                                                                        121,875            81,326
------------------------------------------------------------------------------------------------------------------
                                                                                       $184,306          $126,019
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
     Accounts payable                                                                    $8,156            $8,742
     Accrued liabilities                                                                 17,857            10,900
     Income taxes payable                                                                 1,181             1,918
     Unearned revenue                                                                     6,099             7,599
     Long-term debt - current (note 8)                                                    1,726             7,195
     Deferred income taxes (note 10)                                                        543               649
------------------------------------------------------------------------------------------------------------------
                                                                                         35,562            37,003
------------------------------------------------------------------------------------------------------------------

Long-term debt less current portion (note 8)                                             84,516            38,163
Deferred income taxes (note 10)                                                             319               355
Minority interest                                                                         4,889             5,691
------------------------------------------------------------------------------------------------------------------
                                                                                         89,724            44,209
------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (note 14)
SHAREHOLDERS' EQUITY
     Capital stock (note 9)                                                              53,654            48,496
          Issued and outstanding 12,256,208 (1998 - 11,622,691)
               subordinate voting shares and 662,847 convertible multiple voting
                     shares (1998 - 662,847)
     Receivables pursuant to company's share purchase plan (note 9)                    ( 3,294)          ( 2,329)
     Retained earnings (deficit)                                                          6,168             (515)
     Cumulative other comprehensive income (expense)                                      2,492             (845)
------------------------------------------------------------------------------------------------------------------
                                                                                         59,020            44,807
------------------------------------------------------------------------------------------------------------------
                                                                                       $184,306          $126,019
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

SIGNED ON BEHALF OF THE BOARD



Director                                                               Director

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands of U.S. Dollars) - in accordance with United States generally accepted accounting principles.



                                ISSUED AND                     RECEIVABLES                     CUMULATIVE OTHER
                               OUTSTANDING          CAPITAL    PURSUANT TO         RETAINED       COMPREHENSIVE            TOTAL
                                    SHARES            STOCK          SHARE         EARNINGS            EARNINGS    SHAREHOLDERS'
                                  (NOTE 9)         (NOTE 9)   PURCHASE PLAN        (DEFICIT)           (DEFICIT)          EQUITY
--------------------------------------------------------------------------------------------------------------------------------


Balance, March 31, 1996          8,806,615         $ 24,964       $   (256)        $ (7,467)           $  (537)        $ 16,704
Subordinate voting shares
     issued for purchase of
           minority interest       126,800              466             -              -                  -                 466
     Stock options exercised       229,500              414             -              -                  -                 414
     Issued under share
          purchase plan            340,000            1,328         (1,328)            -                  -                 -
     Purchased for
          cancellation             (46,471)            (139)            -              -                  -                (139)
Net earnings                          -                  -              -             2,708               -               2,708
Cost of shares repurchased
     in excess of stated
     capital                          -                  -              -               (59)              -                 (59)
Foreign currency
     translation adjustments          -                  -              -              -                    (6)              (6)
--------------------------------------------------------------------------------------------------------------------------------

Balance, March 31, 1997          9,456,444           27,033         (1,584)          (4,818)              (543)          20,088
Subordinate voting shares
     issued for purchase of
           minority interest       110,235              857             -              -                  -                 857
     Stock options exercised       154,159              644             -              -                  -                 644
     Issued under share
          purchase plan            115,000              902           (902)            -                  -                 -
     Purchased for
          cancellation             (50,300)            (146)            -              -                  -                (146)
     Issued under public
          offering               2,500,000           19,206             -              -                  -              19,206
Cash payments on share
      purchase plan                   -                 -               157            -                  -                 157
Net earnings                          -                 -               -             4,435               -               4,435
Cost of shares repurchased
      in excess of stated
      capital                         -                 -               -              (132)              -                (132)
Foreign currency
      translation adjustments         -                 -               -              -                  (302)            (302)
--------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1998         12,285,538           48,496         (2,329)            (515)              (845)          44,807
Subordinate voting shares
     issued for purchase of
     minority interest             239,437            2,823             -              -                  -               2,823
     Stock options exercised       358,380            1,375             -              -                  -               1,375
     Issued under share
          purchase plan             97,500            1,166         (1,166)            -                  -                 -
     Purchased for
          cancellation             (61,800)            (206)            -              -                  -                (206)
Cash payments on share
      purchase plan                   -                 -               201            -                  -                 201
Net earnings                          -                 -               -             7,222               -               7,222
Cost of shares repurchased
      in excess of stated
      capital                         -                 -               -              (539)              -                (539)
Foreign currency
      translation adjustments         -                 -               -              -                 3,337            3,337
--------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999         12,919,055         $ 53,654       $ (3,294)        $  6,168            $ 2,492         $ 59,020
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars) - in accordance with United States generally accepted accounting principles.


FOR THE YEARS ENDED MARCH 31                                                    1999         1998               1997
-----------------------------------------------------------------------------------------------------------------------

CASH PROVIDED BY  (USED IN)
OPERATING ACTIVITIES
Net earnings for the year                                                   $7,222           $4,435           $ 2,708
Items not affecting cash
     Extraordinary loss on early retirement of debt                           -                -                  501
     Depreciation and amortization                                           8,145            5,277             3,765
     Deferred income taxes                                                     418            1,251               646
     Minority interest share of earnings                                     1,409            1,704               566
     Other                                                                     292              277               242
-----------------------------------------------------------------------------------------------------------------------
                                                                            17,486           12,944             8,428
-----------------------------------------------------------------------------------------------------------------------
Changes in operating assets and liabilities
     Accounts receivable                                                    (7,015)          (3,477)           (4,900)
     Inventories                                                             2,084             (715)             (800)
     Prepaids and other                                                       (681)            (713)           (1,314)
     Account payable                                                        (4,242)             422              (143)
     Accrued liabilities                                                     2,610              839             1,376
     Income taxes payable                                                     (634)             490             1,116
     Unearned revenue                                                       (1,500)             766             1,054
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    8,108           10,556             4,817
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Acquisition of businesses                                                  (38,831)         (31,802)          (12,278)
Purchase of minority shareholders' interest                                 (2,956)             (30)             (111)
Increase in fixed assets                                                    (5,810)          (5,547)           (2,838)
Proceeds from sale of business and other assets                              2,648             -                3,230
Increase in other assets                                                      (569)            (964)             (462)
(Increase) decrease in other receivables                                    (2,382)              449               42
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing                                                 (47,900)         (37,894)          (12,417)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Increases in long-term debt                                                 48,079           10,638            26,359
Repayments of long-term debt                                                (6,995)          (3,530)          (10,666)
Decrease in bank indebtedness                                                 -                -               (6,374)
Financing fees paid                                                           (746)            (194)           (1,705)
Proceeds received on subordinate voting shares                               1,576           19,294               414
Subordinate voting shares repurchased                                         (745)            (278)             (198)
Penalties paid on early retirement of debt                                    -                -                 (606)
Dividends paid to minority shareholders of subsidiaries                       (226)            (197)             (294)
-----------------------------------------------------------------------------------------------------------------------
Net cash  provided by financing                                             40,943           25,733             6,930
-----------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                        847              403               401
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents
     during the year                                                         1,998           (1,202)             (269)

Cash and cash equivalents, beginning of year                                 2,629            3,831             4,100
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                      $4,627           $2,629           $ 3,831
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)

1.       DESCRIPTION OF THE BUSINESS

         FirstService Corporation (the Company) is a provider of property and business services to corporate, public sector and residential customers in the United States and Canada, principally in Ontario. The Company's operations are conducted through two principal operating divisions, Property Services and Business Services. The Property Services division includes community association management, security, franchising and lawncare and represented approximately 80% of the Company's revenues for the year ended March 31, 1999. The Business Services division provides outsourcing services such as transaction processing and literature fulfillment for corporations and government agencies.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to fixed assets and goodwill. Actual results could be materially different from these estimates. Significant accounting policies are summarized as follows:

         BASIS OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and accounts are eliminated in consolidation.

         CASH AND CASH EQUIVALENTS

         Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less.

         INVENTORIES

         Inventories are carried at the lower of cost and net realizable value. Cost is determined by the weighted average or first-in, first-out methods. The weighted average and the first-in, first-out methods represent approximately 45% and 55% of total inventories, respectively. Finished goods and work-in progress include the cost of materials, direct labour and manufacturing overhead costs.

         FIXED ASSETS

         Fixed assets are stated at cost less accumulated depreciation and amortization. The cost of additions and improvements are capitalized while maintenance and repairs are expensed as incurred. Fixed assets are depreciated and amortized over their estimated useful lives as follows:

         Computer equipment and software         20% declining balance and 3 to 5 years straight-line
         Vehicles and tankers                    3 to 10 years straight-line
         Furniture and equipment                 20% to 30% declining balance and 3 to 10 years straight-line
         Leasehold improvements                  term of the leases to a maximum of 10 years
         Buildings                               40 years straight-line

         GOODWILL AND OTHER ASSETS

         These assets are stated at cost less accumulated amortization. Goodwill, which represents costs in excess of net assets acquired, and other assets are amortized on a straight-line basis over periods expected to be benefited at the following rates:

         Goodwill                                10 to 40 years
         Management contracts                    over life of contract
         Deferred costs                          3 years

         Goodwill in excess of associated expected operating cash flows determined on an undiscounted cash flow basis is considered to be impaired and is written down to fair value. Any difference would be recorded as an impairment adjustment. Management is of the opinion that there has been no decline in the value assigned to goodwill.

         Financing fees are amortized on a straight-line basis over the term of the associated debt.

         REVENUE RECOGNITION AND UNEARNED REVENUE

         (a)      BUSINESS SERVICES AND COMPANY OWNED PROPERTY SERVICES

         Revenue is recognized at the time the service is rendered or the product is shipped. Revenue for contracts in process is recognized on the percentage of completion method, generally in the ratio of actual cost incurred to total estimated contract costs. Amounts received from customers in advance of services being provided are recorded as unearned revenue when received.

         (b)      FRANCHISED PROPERTY SERVICES

         The Company's franchised property services are conducted principally through subsidiaries, College Pro Painters U.S. Ltd. and in Canada by College Pro Painters Ltd. (collectively - "College Pro"); Certa Pro Painters Ltd. in the United States and Canada (collectively - "Certa Pro"); Paul Davis Systems, Inc. ("Paul Davis") and California Closet Company, Inc. ("California Closets"). Initial franchise fees are earned by California Closets, Certa Pro and Paul Davis when the required initial services have been substantially performed. College Pro does not charge any such fees to franchisees. Royalties are generally charged as a percentage of revenue, as defined, where reported by the franchisees except for Certa Pro, where the franchisees are charged a fixed monthly amount. Revenue from administrative and other support services, as applicable, is recognized as the services are provided.

         ADVERTISING COSTS

         Advertising costs are expensed as incurred except for direct response advertising which is recorded as a current asset and is amortized over the period of expected sales revenue resulting from such advertising.

         FOREIGN CURRENCY TRANSLATION

         Effective April 1, 1999, the Company adopted the U.S. Dollar as its reporting currency, since a majority of the Company's revenues, expenses, assets and liabilities are in the United States and the increasing focus of the Company's operations are in that country. Comparative financial statements were restated as if the U.S. Dollar had been the reporting currency in prior periods.

         Assets and liabilities of the Company's self-sustaining Canadian operations are translated into U.S. dollars at the exchange rates prevailing at year-end and revenue and expenses at the weighted average exchange rates for the year. All exchange gains and losses on translation are shown as a separate component of shareholders' equity. Monetary items of the Company's subsidiaries operating in the United States representing integrated operations are translated at year-end exchange rates, non-monetary items at historical exchange rates and revenues and expenses at weighted average exchange rates for the year during which they are earned or incurred with the exception of depreciation and amortization which are translated at historical exchange rates. Gains or losses on translation are included in earnings.

         INCOME TAXES

         Income taxes have been provided using the liability method whereby deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change occurs.

         Income taxes are not provided on the unremitted earnings of U.S. subsidiaries since it has been the practice and is the intention of the Company to reinvest these earnings in the U.S. businesses.

         STOCK BASED COMPENSATION

         The Company measures compensation costs for employee stock options using the intrinsic value method as prescribed by APB opinion No. 25, Accounting for Stock Issued to Employees.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains its cash investments with various major financial institutions and believes that no significant concentration of credit risk exists. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different service industries and two countries.

         FINANCIAL INSTRUMENTS

         Financial instruments are initially recorded at historical cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value. The fair values of accounts receivable, accounts payable, accrued liabilities, income taxes payable and unearned revenue approximate recorded amounts because of the short period to maturity of these instruments. The fair values of other receivables and long-term debt are based on rates applicable to Company based on similar items and maturities of these instruments. Off-balance sheet derivative financial instruments included interest rate swap contracts to hedge against interest rate expense on a portion of the Company's long-term debt revolving facilities and are fair valued based on current termination values or quoted market prices of comparable contracts.

3.       SIGNIFICANT BUSINESS ACQUISITIONS

         1999 ACQUISITIONS:
         Effective April 1, 1998, an 89% subsidiary of the Company (DDS Dyment Distribution Services Ltd. or "DDS") acquired 100% of the Harris Fulfillment and Harris Direct Mail divisions of Telespectrum Worldwide Inc. ("DDS Harris") headquartered in Pennsylvania.

         Effective October 1, 1998, an 80% subsidiary of the Company, The Franchise Company, acquired 90% of California Closets, a California based franchisor of installed closet and home storage systems.

         1998 ACQUISITIONS:
         Effective June 19, 1997, the Company acquired 80.1% of The Continental Group, Inc. ("Continental Group"), a full service community association management company headquartered in Florida.

         Effective November 1, 1997, The Franchise Company acquired 100% of Paul Davis, a Florida based franchisor of general contracting and cleaning businesses.

         1997 ACQUISITION:
         Effective August 1, 1996, an 80% subsidiary of the Company, DDS, acquired the United States and Canadian fulfillment services division of Dyment Limited headquartered in Ohio.

         Details of these acquisitions are as follows:

                                                    1999                            1998                    1997
                                          ----------------------------     ------------------------       -----------
                                           DDS HARRIS       CALIFORNIA      CONTINENTAL        PAUL          DDS
                                                              CLOSETS         GROUP           DAVIS
                                          ------------     ------------    -----------     -----------    ------------
         Net assets acquired, at fair
             market value:
         Tangible assets, net of
             liabilities                      $ 5,448           $  577        $ 3,011          $  306         $ 4,714
         Minority interest                       -                 (57)          (599)          -               -
                                          ------------     ------------    -----------     -----------    ------------
                                                5,448              520          2,412             306           4,714
                                          ------------     ------------    -----------     -----------    ------------
         Consideration
             Cash                              23,000           12,488         13,100          11,005           9,390
             Long-term debt                      -                -              -               -              3,000
                                          ------------     ------------    -----------     -----------    ------------
                                               23,000           12,488         13,100          11,005          12,390
                                          ------------     ------------    -----------     -----------    ------------

         Goodwill                             $17,552          $11,968        $10,688         $10,699         $ 7,676
                                          ------------     ------------    -----------     -----------    ------------
                                          ------------     ------------    -----------     -----------    ------------

         In addition to the consideration disclosed above, certain vendors are entitled to receive contingent payments if the acquired business exceeds certain financial thresholds during the two-year period following the date of acquisition as follows:

         NAME OF ACQUIRED BUSINESS           AMOUNT OF CONTINGENT CONSIDERATION
         -------------------------           ----------------------------------
         DDS Harris                                        $ 4,000
         California Closets                                  3,600
         Continental Group                                   1,500
         DDS                                                   500

         As at March 31, 1999, vendors are entitled to receive contingent payments of up to $14,171 if the businesses acquired exceed certain financial thresholds, generally during a two or three-year period subsequent to acquisition which extends to September 2001. In addition, with respect to a prior year acquisition, the vendors are entitled to receive as additional consideration contingent performance amounts, either in cash or additional subordinate voting shares at the Company's option, based on the operating results of the acquired company up to March 31, 2000.

         These amounts have been treated as contingent consideration and any resulting payments will be recorded as goodwill when paid.

         In addition to the acquisitions disclosed above, the Company made various other acquisitions for total consideration of $9,403 (1998 - $10,515) (1997 - $3,737) comprised of cash of $6,580 (1998 - $9,658)
         (1997 - $3,271); capital stock of $2,823 (1998 - $857) (1997 - $466) to acquire net assets of $1,505 (1998 - $53) (1997 - $2,894) resulting in goodwill of $7,898 (1998 - $10,462) (1997 - $843).

         In 1999 and 1997, the Company also disposed of business assets of subsidiaries with a net book value of $1,481 (1997 - $3,230) for net proceeds of approximately $1,682 (1997 - $3,230).

         The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings and comprehensive income do not include any revenues or expenses related to these acquisitions prior to these respective closing dates. The cash portions of the acquisitions were financed through available cash and borrowings from the Company's revolving acquisition facility. Following are the Company's unaudited pro forma results assuming the acquisitions of DDS Harris, California Closets, Continental Group, Paul Davis and DDS occurred on April 1 of each respective year, including comparative prior year results.

                                                   1999              1998             1997
                                                 --------          --------         --------
        Revenue                                  $273,732          $240,116         $179,982
        Earnings before extraordinary loss        $ 7,941          $  5,260         $  4,245
        Earning per share
             Basic                                $  0.63           $  0.51          $  0.47
             Diluted                              $  0.59           $  0.48          $  0.46

         These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results of operations which would have actually resulted had the combinations been in effect at the beginning of each year or of future results of operations.

4.       INVENTORIES

                                               1999             1998
                                        --------------    -------------
        Supplies and other                   $  3,693         $  3,425
        Finished goods                          2,534              348
        Work-in-progress                        1,627            1,665
        Small equipment                           115              102
                                        --------------    -------------
        Total                                $  7,969         $  5,540
                                        --------------    -------------
                                        --------------    -------------

5.       OTHER RECEIVABLES

         Included in other receivables are:

         a) $1,040 (1998 - $777) of secured non-interest bearing loans due from minority shareholders of two subsidiaries; and

         b) $2,385 (1998 - $193) of other long-term receivables primarily relating to restoration and security installation projects conducted by the Company's property services group.

6.       FIXED ASSETS AND OTHER ASSETS

        1999                                                Accumulated
                                                            Depreciation/                Net
                                               Cost         Amortization                 1999
                                          --------------       ---------------      --------------
        FIXED ASSETS
        Land                                   $    937            $        -            $    937
        Buildings                                 5,564                   685               4,879
        Vehicles and tankers                      7,552                 4,139               3,413
        Furniture and equipment                  18,192                11,647               6,545
        Computer equipment and software          12,375                 5,823               6,552
        Leasehold improvements                    5,869                 2,348               3,521
                                          --------------       ---------------      --------------

        Total                                  $ 50,489             $  24,642            $ 25,847
                                          --------------       ---------------      --------------
                                          --------------       ---------------      --------------

        OTHER ASSETS
        Investments                            $    108             $       -            $    108
        Financing fees                            2,548                   630               1,918
        Management contracts                      1,575                   706                 869
        Deferred costs                            1,069                   535                 534
                                          --------------       ---------------      --------------
        Total                                  $  5,300             $   1,871            $  3,429
                                          --------------       ---------------      --------------
                                          --------------       ---------------      --------------

        1998                                                  Accumulated
                                                             Depreciation/                  Net
                                                 Cost         Amortization                 1998
                                        --------------       ---------------      --------------
        FIXED ASSETS
        Land                                 $  1,172            $        -            $  1,172
        Buildings                               5,971                   280               5,691
        Vehicles and tankers                    5,814                 2,796               3,018
        Furniture and equipment                14,047                 8,617               5,430
        Computer equipment and software         8,825                 3,741               5,084
        Leasehold improvements                  2,575                 1,619                 956
                                        --------------       ---------------      --------------
        Total                                $ 38,404             $  17,053            $ 21,351
                                        --------------       ---------------      --------------
                                        --------------       ---------------      --------------
        OTHER ASSETS
        Investments                          $    112             $       -            $    112
        Financing fees                          1,829                   338               1,491
        Management contracts                    1,577                   565               1,012
        Deferred costs                          1,108                   569                 539
                                        --------------       ---------------      --------------
        Total                                $  4,626             $   1,472            $  3,154
                                        --------------       ---------------      --------------
                                        --------------       ---------------      --------------

         Included in fixed assets are vehicles and tankers under capital lease at a cost of $2,924 (1998 - $1,908) with a net book value of $1,615 (1998 - $872) and computer equipment and software under capital lease at a cost of $3,898 (1998 - $3,215) with a net book value of $2,282 (1998 - $2,101).


7.       GOODWILL

                                                                                      1999                    1998
                                                                            ---------------       -----------------
        Cost                                                                      $ 94,264                $ 57,262
        Less: Accumulated amortization                                               5,500                   3,222
                                                                            ---------------       -----------------
                                                                                  $ 88,764                $ 54,040
                                                                            ---------------       -----------------
                                                                            ---------------       -----------------

8.       LONG-TERM DEBT

                                                                                1999                    1998
                                                                            ---------------       -----------------
        Term loan bearing interest at 7.12%                                       $      -                $ 18,446
        Revolving acquisition facility of $180,000 Cdn. due
             June 1, 2004                                                           74,224                  16,059
        Revolving working capital facility of $20,000 Cdn. due
             June 1, 2004                                                            7,689                   4,225
        Obligations under capital leases bearing interest
             ranging primarily from 6% to  9% and maturing at
             various dates through the year 2004                                     3,175                   2,638
        Vendor-take-back notes bearing interest primarily at 9% ,
              and other long-term debt maturing at various dates
              through the year 2002                                                  1,154                   3,990
                                                                            ---------------       -----------------
                                                                                    86,242                  45,358
        Less: Current portion                                                        1,726                   7,195
                                                                            ---------------       -----------------
                                                                                  $ 84,516               $  38,163
                                                                            ---------------       -----------------
                                                                            ---------------       -----------------

         The revolving acquisition facility at March 31, 1999 is comprised of borrowings of $92,370 Cdn. ($61,225 U.S.) and $13,000.

         Included in capital leases are obligations in Canadian dollars of $3,552 ($2,354 U.S.) and at March 31, 1998 of $2,976 ($2,096 U.S.)

         Included in the vendor-take-back notes are obligations in Canadian dollars of $801 ($531 U.S.) and at March 31, 1998 of $2,470 ($1,740
         U.S.).

         In 1997, the Company repaid a convertible debenture and the prepayment penalties prior to maturity resulted in an extraordinary loss before taxes of $904.

         At March 31, 1999, the estimated aggregate amount of principal repayments on long-term debt and capital leases required in each of the next five fiscal years and thereafter to meet the retirement provisions are as follows:

                     2000                                              $ 1,726
                     2001                                                1,284
                     2002                                                  560
                     2003                                                  531
                     2004                                                   32
                     Thereafter                                         82,109

         On June 1, 1998, the Company amended and restated its lending agreement. The credit availability was increased from $100 to $200 million Cdn. ($66.3 to $132.6 million U.S.). As part of the new facility the $59.5 million Cdn. ($39.4 million U.S.) revolving acquisition facility and $26.2 million Cdn ($17.4 million U.S.) term loan were replaced by a new $180 million Cdn. ($119.3 million U.S.) revolving acquisition facility. Repayment terms of both facilities were extended until final maturity of the credit agreement in June 2004. In addition, the interest rate on the revolving acquisition line was reduced by 25 basis points compared to the prior agreement.

         The revolving facilities provide that the Company may borrow using Prime, LIBOR or Bankers Acceptances interest rate options that vary within a range depending on certain leverage ratios. Borrowings currently bear interest at the lenders cost of funds rate plus 1.25%. The Company has an interest rate swap contract to December 31, 2002 at a fixed rate of 5.3% in the amount of $20 million Cdn. ($13.3 million U.S.) to hedge against interest rate exposure on a portion of its revolving facilities.

         As security for the revolving working capital and acquisition facilities, the Company has granted the lenders various security including the following: an interest in all of the assets of the Company including the Company's share of its subsidiaries, an assignment of material contracts and an assignment of the Company's "call rights" with respect to shares of the subsidiaries held by minority interests. The lending agreement prohibits the Company from paying dividends and without prior approval from undertaking significant mergers, acquisitions and dispositions. The covenants also require the Company to maintain certain ratios, including debt to EBITDA, debt to capitalization, fixed coverage, working capital, business value and debt to interest coverage.

9.       CAPITAL STOCK

         The authorized capital stock of the Company is as follows:

         An unlimited number of preference shares, issuable in series; An unlimited number of subordinate voting shares having one vote per share; and
         An unlimited number of multiple voting shares having 20 votes per share, convertible at any time into subordinate voting shares at a rate of one subordinate voting share for every multiple voting share outstanding.

         The following table provides a continuity of total capital stock:

                                    SUBORDINATE VOTING SHARES      MULTIPLE VOTING SHARES
                                    -------------------------      ----------------------           TOTAL         TOTAL
                                         NUMBER        AMOUNT       NUMBER         AMOUNT           NUMBER        AMOUNT
                                   -------------    ----------    ---------    -----------     ------------    ----------
   Balance,  March 31, 1996           8,143,768       $24,591      662,847           $373        8,806,615       $24,964
   Balance,  March 31, 1997           8,793,597        26,660      662,847            373        9,456,444        27,033
   Balance,  March 31, 1998          11,622,691        48,123      662,847            373       12,285,538        48,496
   Balance,  March 31, 1999          12,256,208        53,281      662,847            373       12,919,055        53,654

         During the year ended March 31, 1998, the Company completed an offering of 2,500,000 subordinate voting shares at $8.00 to a syndicate of underwriters led by Credit Suisse First Boston Corporation and ABN

         AMRO Chicago Corporation for proceeds of $19,206, net of expenses of $1,507 and a deferred tax asset of $713.

         The Company has $3,294 (1998 - $2,329) of secured non-interest bearing loans related to the purchase of 522,500 shares (1998 - 485,000 shares). The loans, which are secured by the shares issued, have a five-year term from the grant date; however, they are open for repayment at any time. The maturity of these loans are as follows:

                Year ending March 31
                2002                                             $  1,226
                2003                                                  902
                2004                                                1,166
                                                           ---------------
                                                                 $  3,294
                                                           ---------------
                                                           ---------------

         On September 15, 1997, the shareholders of the Company approved a reduction of the stated capital attributable to the Company's share capital of $7,867 Cdn. ($5,683 U.S.) which eliminated the Company's Canadian dollar deficit at March 31, 1997. United States generally accepted accounting principles do not allow such a reduction in capital stock.

         The Company has a Stock Option Plan for directors, officers and key full-time employees of the Company and its subsidiaries. At March 31, 1999, a total of 2,350,000 Subordinate Voting Shares were reserved and approved by the shareholders of the Company for issuance pursuant to stock options. Each option usually vests over a five-year term and expires five years from the date granted and allows for the purchase of one subordinate voting share. At March 31, 1999 there were 1,342,675 options outstanding to 65 employees and directors at prices ranging from $5.00 to $18.35 Cdn. per share which expire on various dates through October 2003. There were 329,320 options available for future grants as at March 31, 1999.

         The number of subordinate voting shares issuable under options and the average option prices per share in $Cdn. are as follows:

                                         SHARES ISSUABLE UNDER OPTIONS               WEIGHTED AVERAGE PRICE PER SHARE
                                                                                                 ($CDN.)
                                   --------------------------------------------------------------------------------------
                                         1999            1998           1997          1999           1998           1997
                                   --------------------------------------------------------------------------------------
      Shares issuable under
          options - Beginning
          of year                   1,558,180       1,250,305        840,055        $ 7.17         $ 5.41         $ 4.51
      Granted                         171,500         504,034        663,250         11.91          10.50           5.32
      Exercised for cash             (358,380)       (154,159)      (229,500)         5.78           5.87           2.45
      Expired or cancelled            (28,625)        (42,000)       (23,500)         8.67           5.26           5.02
                                   -----------     -----------    -----------     ---------     ----------    -----------

      Shares issuable under
          options - End of
      year                          1,342,675       1,558,180      1,250,305        $ 8.10         $ 7.17         $ 5.41
                                   -----------     -----------    -----------     ---------     ----------    -----------
                                   -----------     -----------    -----------     ---------     ----------    -----------
      Options exercisable -
          End of year                 726,459         836,909        727,058
                                   -----------     -----------    -----------
                                   -----------     -----------    -----------

         The weighted average fair value of options granted in 1999, 1998 and 1997 was $5.89 Cdn., $4.25 Cdn. and $3.81 Cdn. per share, respectively.

         The options outstanding as at March 31, 1999 to purchase subordinate voting shares are as follows:

                                                        OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                           ---------------------------------------------     -----------------------------
                                                                WEIGHTED-        WEIGHTED                         WEIGHTED-
                                                                 AVERAGE          AVERAGE                           AVERAGE
                                                               REMAINING      EXERCISABLE                       EXERCISABLE
                                                             CONTRACTUAL            PRICE           NUMBER            PRICE
                                                NUMBER              LIFE           ($CDN.)     EXERCISABLE          ($CDN.)
   RANGE OF EXERCISE PRICES ($CDN.)        OUTSTANDING           (YEARS)
   ----------------------------------      ------------     ------------    -------------     ------------    -------------
   $5.00 to $5.69                              736,075             2.02          $  5.41          562,059          $  5.38
   $8.00 to $13.20                             464,600             3.35            10.49          116,150            10.49
   $13.50 to $18.35                            142,000             4.04            14.26           48,250            13.78
                                           ------------     ------------    -------------     ------------    -------------
                                             1,342,675             2.96          $  8.10          726,459          $  6.76
                                           ------------     ------------    -------------     ------------    -------------
                                           ------------     ------------    -------------     ------------    -------------

10.      INCOME TAXES

         Income taxes differ from the amounts which would be obtained by applying the statutory rate to the respective years' earnings before taxes. These differences result from the following items:

                                                                              1999              1998             1997
                                                                         -------------    --------------    ------------
        Income tax expense using combined statutory rates of
              approximately  45%                                               $6,764            $4,545          $ 2,832
        Non-deductible expenses
             Amortization of goodwill                                             389               278              255
             Other                                                                165               100               48
        Foreign tax rate reduction                                               (916)             (307)            (196)
        Change in valuation allowances                                              -              (656)            (421)
                                                                         -------------    --------------    -------------
        Provision for income taxes as reported                                 $6,402            $3,960          $ 2,518
                                                                         -------------    --------------    -------------
                                                                         -------------    --------------    -------------

         Earnings before income taxes and minority interest by tax jurisdiction comprise the following:

                                                                               1999              1998             1997
                                                                         -------------    --------------    -------------
        Canada                                                               $  6,284          $  4,704         $  3,630
        United States                                                           8,749             5,395            2,663
                                                                         -------------    --------------    -------------
        Total                                                                $ 15,033          $ 10,099         $  6,293
                                                                         -------------    --------------    -------------
                                                                         -------------    --------------    -------------

         The provision for income taxes comprises the following:

                                                                               1999              1998             1997
                                                                         -------------    --------------    ------------
        Current
             Canada                                                           $ 2,732             $ 699         $  1,292
             United States                                                      3,252             2,010              580
                                                                         -------------    --------------    ------------

                                                                                5,984             2,709            1,872
                                                                         -------------    --------------    ------------

        Deferred
             Canada                                                               511             1,052              521
             United States                                                        (93)              199              125
                                                                         -------------    --------------    ------------
                                                                                  418             1,251              646
                                                                         -------------    --------------    ------------
        Total                                                                 $ 6,402          $  3,960          $ 2,518
                                                                         -------------    --------------    ------------
                                                                         -------------    --------------    ------------

         The significant components of deferred income taxes are as follows:

                                                                                 1999               1998
                                                                        --------------     --------------
        Deferred income tax assets
             Expenses not currently deductible                                 $  484             $    -
             Provision for doubtful accounts                                       61                  -
             Inventory and other reserves                                         163                  -
             Loss carry-forwards                                                1,008              1,571
             Capital stock underwriting expenses                                  410                578
             Depreciation and amortization                                          -                 87
                                                                        --------------     --------------
                                                                                2,126              2,236
                                                                        --------------     --------------

        Deferred income tax liabilities
             Depreciation and amortization                                         60                -
             Prepaid and other expenses deducted for tax purposes                 543                649
             Financing fees                                                       259                355
                                                                        --------------     --------------
                                                                                  862              1,004
                                                                        --------------     --------------
        Net deferred income tax asset                                          $1,264             $1,232
                                                                        --------------     --------------
                                                                        --------------     --------------

         The valuation allowance as at March 31, 1997 of $656 was reversed in 1998 due to the increased earnings of the Canadian companies based on management's assessment, that it is more likely than not, that all the net deferred tax assets would be realized through future taxable earnings.

         Cumulative undistributed earnings of U.S. subsidiaries approximated $6,336 as at March 31, 1999.

11.      EARNINGS PER SHARE

                                                                             1999               1998             1997
                                                                       --------------    ---------------    -------------
      Income available to subordinate and multiple voting shares         $     7,222        $     4,435        $    2,708
                                                                       --------------    ---------------    -------------
      Weighted average number of shares:
      Issued and outstanding at beginning of year                         12,285,538          9,456,444         8,806,615
      Weighted average shares:
           Issued in the year                                                294,852            958,798           293,943
           Repurchased in the year                                           (16,107)           (44,803)          (31,049)
                                                                       --------------    ---------------    -------------
      Weighted average used in computing basic earnings per
           share                                                          12,564,283         10,370,439         9,069,509
      Assumed exercise of stock options, net of shares assumed
           acquired under the Treasury Stock Method                          910,361            565,903            97,205
                                                                       --------------    ---------------    -------------
      Weighted average used in computing diluted earnings per
           share                                                          13,474,644         10,936,342         9,166,714
                                                                       --------------    ---------------    -------------
                                                                       --------------    ---------------    -------------

         Statement of Financial Accounting Statements ("SFAS") No. 123 requires pro forma disclosures of earnings and earnings per share as if the fair value method of accounting for employee stock options had been applied. The following table presents the results that would be obtained if the Company had adopted SFAS No. 123, effective April 1, 1995. Compensation cost is based on the fair value of the award using the Black-Scholes option-pricing model. The disclosures in the table show the company's earnings and earnings per share after including the effect of the compensation cost.

                                                        1999              1998             1997
                                                    -------------    --------------    -------------
        Net earnings                                      $6,394            $3,964         $  2,070
        Net earnings per share
             Basic                                        $ 0.51            $ 0.38         $   0.23
             Diluted                                      $ 0.48            $ 0.36         $   0.23
        Assumptions
             Risk-free interest rate                         5.5%              5.5%             6.0%
             Expected life in years                         4.00              4.00             4.00
             Volatility                                     40.0%             40.0%            45.0%
             Dividend yield                                  0.0%              0.0%             0.0%

12.      OTHER SUPPLEMENTAL INFORMATION

                                                       1999              1998             1997
                                                    -------------    --------------    -------------
        Revenue
             Products                                    $17,985           $ 7,696         $  5,623
             Services                                    245,376           188,792          125,461
                                                    -------------    --------------    -------------

        Total                                            263,361           196,488          131,084
                                                    -------------    --------------    -------------

        Cost of revenue
             Products                                     13,664             5,287            4,445
             Services                                    162,425           125,358           79,732
                                                    -------------    --------------    -------------
        Net                                             $ 87,272          $ 65,843         $ 46,907
                                                    -------------    --------------    -------------
                                                    -------------    --------------    -------------

                                                         1999              1998             1997
                                                    -------------    --------------    -------------


        Cash payments made during the year
          on account of:
             Income taxes                               $  4,452          $  2,477         $    239
                                                    -------------    --------------    -------------
                                                    -------------    --------------    -------------

             Interest                                   $  1,460          $  3,226         $  1,905
                                                    -------------    --------------    -------------
                                                    -------------    --------------    -------------

        Depreciation and amortization comprise the
         following:
            Capital assets                                 5,395             3,557            2,902
            Goodwill                                       2,393             1,267              706
            Other                                            357               453              157
                                                    -------------    --------------    -------------
                                                        $  8,145          $  5,277         $  3,765
                                                    -------------    --------------    -------------
                                                    -------------    --------------    -------------

        Advertising costs                               $  5,921          $  5,112         $  4,942
                                                    -------------    --------------    -------------
                                                    -------------    --------------    -------------

        COMPONENTS OF ACCRUED LIABILITIES:                  1999              1998
                                                    -------------    --------------
        Accrued payroll and benefits                     $ 8,477           $ 5,949
        Customer advances                                  3,727             1,846
        Other                                              5,653             3,105
                                                    -------------    --------------
                                                         $17,857           $10,900
                                                    -------------    --------------
                                                    -------------    --------------

                                      63

13.      FINANCIAL INSTRUMENTS

         The carrying amounts and fair values of the Company's significant financial instruments as at March 31, 1999 and 1998 are as follows:

                                                                         1999                            1998
                                                                 ----------------------         ------------------------
                                                                 CARRYING         FAIR          CARRYING          FAIR
                                                                  AMOUNT          VALUE          AMOUNT           VALUE
                                                                 --------        ------         --------          ------

        Cash and cash equivalents                                  $4,627         $4,627          $2,629          $2,629
        Other receivables                                           3,425          3,317           1,108           1,108
        Long-term debt including current portion                   86,242         86,242          45,358          45,358
        Interest rate swap contract receivable (payable)              -            (148)             -                37


14.      COMMITMENTS AND CONTINGENCIES

         (D)      LEASE COMMITMENTS

                  Minimum operating lease payments are as follows:

                                Year ending March 31
                                2000                      $7,469
                                2001                       5,946
                                2002                       4,801
                                2003                       3,342
                                2004                       2,240
                                Thereafter                 7,880

                  During the years ended March 31, 1999, 1998 and 1997, rent expense was $7,136, $4,701 and $3,794, respectively.

         (E)      SHAREHOLDER AGREEMENTS

                  The Company has shareholder agreements with the minority owners of its subsidiaries. These agreements allow the Company to "call" the minority position for a predetermined formula price which is usually equal to the multiple of earnings paid by the Company for the original acquisition. The minority owners may also "put" their interest to the Company at the same price subject to certain limitations. The purchase price may, at the option of the Company, be paid primarily in subordinate voting shares. Acquisitions of these minority interests would be accounted for using the purchase method.

         (F)      CONTINGENCIES

                  The Company is involved in legal proceedings and claims primarily arising in the normal course of its business. In the opinion of management, the Company's liability, if any, would not materially affect its financial condition or operations.

15.      SEGMENTED AND FRANCHISED OPERATIONS INFORMATION

         SEGMENTED INFORMATION

         OPERATING SEGMENTS

         The Company operates primarily through three operating groups - property services (franchised), property services (company owned) and business services. The property services groups provide a variety of services to both residential and commercial customers. Property services (company owned) provides security services, full-service community association management and lawn care. Property services (franchised) provides primarily painting and decorating services. The business services group provides services to governments, financial institutions and corporations wishing to outsource a variety of non-core, primarily labor intensive, "back office" functions. Operating segmented information is as follows:

        1999                            PROPERTY        PROPERTY         BUSINESS      RECONCILING       CONSOLIDATED
                                        SERVICES        SERVICES         SERVICES         ITEMS
                                      (FRANCHISED)      (COMPANY
                                                         OWNED)
                                      -------------    -----------      -----------    ------------     --------------

        Revenues                          $ 39,933        $165,161        $ 58,162         $   105          $263,361
                                      -------------    -----------      -----------    ------------     --------------
        Depreciation and
             amortization                 $    989        $  4,572        $  2,503         $    81          $  8,145
                                      -------------    -----------      -----------    ------------     --------------
        Segment operating profit          $  5,618        $  8,781        $  9,447         $(3,224)         $ 20,622
                                      -------------    -----------      -----------    ------------     --------------
        Interest expense                                                                                      (5,589)
        Income taxes                                                                                          (6,402)
        Minority interest                                                                                     (1,409)
                                                                                                        --------------
        Net earnings                                                                                        $  7,222
                                                                                                        --------------
        Total assets                      $ 38,667        $ 83,968        $ 49,295         $12,376          $184,306
                                      -------------    -----------      -----------    ------------     --------------
        Total additions to fixed
             assets and goodwill          $ 14,782        $  8,015        $ 23,733         $ 3,644          $ 50,174
                                      -------------    -----------      -----------    ------------     --------------
                                      -------------    -----------      -----------    ------------     --------------

        1998                            PROPERTY        PROPERTY         BUSINESS      RECONCILING       CONSOLIDATED
                                        SERVICES        SERVICES         SERVICES         ITEMS
                                      (FRANCHISED)      (COMPANY
                                                         OWNED)
                                      -------------    -----------      -----------    ------------     --------------
        Revenues                           $22,448        $137,408         $36,615               17         $196,488
                                      -------------    -----------      -----------    ------------     --------------
                                                                                       =============
        Depreciation and
            amortization                   $   502        $  3,461         $ 1,251           $   63         $  5,277
                                      -------------    -----------      -----------    ------------     --------------
        Segment operating profit           $ 3,070        $  6,823         $ 5,925        $  (2,487)        $ 13,331
                                      -------------    -----------      -----------    ------------     --------------
        Interest expense                                                                                      (3,232)
        Income taxes                                                                                          (3,960)
        Minority interest                                                                                     (1,704)
                                                                                                        --------------
        Net earnings                                                                                        $  4,435
                                                                                                        --------------
        Total assets                       $20,347        $ 76,760         $23,924          $ 4,988         $126,019
                                      -------------    -----------      -----------    ------------     --------------
        Total additions to fixed
             assets and goodwill           $14,148        $ 21,707         $ 1,432          $ 3,325         $ 40,612
                                      -------------    -----------      -----------    ------------     --------------
                                      -------------    -----------      -----------    ------------     --------------


        1997                            PROPERTY        PROPERTY         BUSINESS      RECONCILING       CONSOLIDATED
                                        SERVICES        SERVICES         SERVICES         ITEMS
                                      (FRANCHISED)      (COMPANY
                                                         OWNED)
                                      -------------    -----------      -----------    ------------     --------------
        Revenues                           $16,610        $ 86,297         $28,155          $    22         $131,084
                                      -------------    -----------      -----------    ------------     --------------
        Depreciation and
             amortization                  $   174        $  2,664         $   920          $     7         $  3,765
                                      -------------    -----------      -----------    ------------     --------------
        Segment operating profit           $ 1,910        $  3,937         $ 3,866          $(1,361)        $  8,352
                                      -------------    -----------      -----------    ------------     --------------
        Interest expense                                                                                      (2,059)
        Income taxes                                                                                          (2,518)
        Minority interest                                                                                       (566)
        Extraordinary loss                                                                                      (501)
                                                                                                        --------------
        Net earnings                                                                                         $  2,708
                                                                                                       --------------
        Total assets                       $ 6,023         $48,572         $22,029          -                $ 76,624
                                      -------------    -----------      -----------    ------------     --------------
        Total additions to fixed
             assets and goodwill            $  433         $ 3,937         $ 9,050          -                $ 13,420
                                      -------------    -----------      -----------    ------------     --------------
                                      -------------    -----------      -----------    ------------     --------------

         GEOGRAPHIC SEGMENTS

         CANADA

                                              1999            1998             1997
                                      -------------    ------------     ------------
        Revenues                          $ 96,456        $ 91,493         $ 84,876
                                      -------------    ------------     ------------
        Total assets                      $ 66,157        $ 49,994         $ 47,273
                                      -------------    ------------     ------------
        Total fixed
            assets and goodwill           $ 30,968        $ 27,157         $ 21,598
                                      -------------    ------------     ------------
                                      -------------    ------------     ------------

         UNITED STATES

                                              1999            1998             1997
                                      -------------    ------------     ------------
        Revenues                          $166,905        $104,995          $46,208
                                      -------------    ------------     ------------
        Total assets                      $118,149        $ 76,025          $29,351
                                      -------------    ------------     ------------
        Total fixed
            assets and goodwill           $ 83,643        $ 48,234          $16,347
                                      -------------    ------------     ------------
                                      -------------    ------------     ------------

         CONSOLIDATED

                                             1999            1998             1997
                                      -------------    ------------     ------------
        Revenues                         $ 263,361        $196,488         $131,084
                                      -------------    ------------     ------------
        Total assets                     $ 184,306        $126,019         $ 76,624
                                      -------------    ------------     ------------
        Total fixed
            assets and goodwill          $ 114,611        $ 75,391         $ 37,945
                                      -------------    ------------     ------------
                                      -------------    ------------     ------------

         FRANCHISED OPERATIONS INFORMATION

         Initial franchises fees for 1999, 1998 and 1997 were $1,951, $1,754, and $1,255, respectively.

16.      IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities will become effective in the first quarter of the Company's 2001 fiscal year. The Company is evaluating the impact that the requirements of this Statement will have on the accounting for its hedging activities.

17.      SUBSEQUENT EVENT

         REVISED CREDIT FACILITY

         On April 1, 1999 the Company amended and restated its lending agreement. The amended facilities split the senior debt facilities into a $50 million Cdn. ($33.1 million U.S.) and a $130 million U.S. tranche. The new facilities provide approximately $47 million Cdn. ($31.2 million U.S.) of additional credit over the previous $200 million Cdn. ($132.6 million U.S.) facility. Other terms of the facilities remain unchanged from those arranged in June 1998.

                                                                    EXHIBIT 5

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS
YEAR ENDED MARCH 31, 1999

Consolidated revenues for the year ended March 31, 1999 were $263.4 million, a 34% increase from the $196.5 million reported for the year ended March 31, 1998. Approximately $41.8 million of the increase resulted from the acquisitions of Harris Fulfillment, California Closets, several smaller tuck-under companies and the full-year impact of acquisitions completed in fiscal 1998. The balance resulted from internal growth of approximately 13%.

Earnings before interest, taxes, depreciation and amortization increased 55%, to $28.8 million from $18.6 million in the prior year, while EBITDA margins increased 140 basis points to 10.9% of revenue. The increased margins reflect approximately 25 basis points of enhancement primarily from overhead leveraging and productivity improvements. The balance of the increase in consolidated margins reflects the impact of acquisitions including Paul Davis Systems, Harris Fulfillment and California Closets, which carry higher EBITDA margins.

Depreciation for the year ended March 31, 1999 was $5.4 million up 52% from the previous year due largely to acquisitions. However, the increase also reflected a sharp step-up in capital investment in management information systems over the past two years. Generally, these investments are depreciated over a short time frame relative to the Company's other pool of assets. Amortization for the year was $2.7 million, up 60% over fiscal 1998 due to the significant amount of goodwill that has resulted from the acquisitions completed during the years ended March 31, 1999 and 1998.

Interest expense increased 73% over prior year levels to $5.6 million as a result of increased borrowings related to acquisitions completed during fiscal 1999 and 1998. All acquisitions completed during the last two fiscal years have been financed through the Company's credit facilities.

The income tax provision for the year ended March 31, 1999 was approximately 42.6% of earnings before taxes, compared with 39.2% for the year ended March 31, 1998. The 1999 rate closely reflects the Company's blended statutory rate. The Company expects its effective tax rate to closely reflect the statutory rate in the current year and beyond. At March 31, 1999, FirstService and its subsidiaries had no income tax loss carryforwards on an accounting basis.

Minority interest expense decreased to $1.4 million from $1.7 million, reflecting the following increases in the Company's ownership positions in subsidiary companies: The Franchise Company from 76% to 80%; DDS Distribution Services Ltd. from 80% to 89%; The Wentworth Group, Inc. from 60% to 80%; and Intercon Security Limited from 50.1% to 85%. In those operations where senior management are also minority owners, the Company is party to a shareholders' agreement. These agreements allow the Company to "call" the minority position for a predetermined formula price, which is usually equal to the multiple of earnings paid by the Company for the original acquisition. While it is not management's intention to acquire outstanding minority interests, this step would materially increase earnings per share. Minority owners may also "put" their interest to the Company at the same price, with certain limitations. The purchase price may, at the option of the Company, be paid primarily in shares of the Company.

Net earnings were $7.2 million, a 63% increase over the prior year, while diluted earnings per share increased 32% to $0.54. Diluted earnings per share reflect a 23% increase in the weighted average number of shares outstanding as a result of the full year impact of the November 26, 1997 public offering of 2.5 million shares.

Revenues for the Property Services division were $205.1 million, an increase of approximately $45.2 million or 28% over the prior year. Approximately $28.6 million of the revenue increase results from the acquisitions of California Closets and several smaller community association management companies, and the full year impact of acquisitions completed during fiscal 1998. The balance of the increase resulted from internal growth.

Property Services EBITDA grew 44% to $19.9 million or 9.7% of revenue compared to an EBITDA margin of 8.5% in the prior year. The margin increase reflects productivity improvements, some price increases and the impact of the higher margin Paul Davis and California Closets operations offset in part by strong growth in the lower margin security and community association management operations.

Revenues for the Business Services division were $58.2 million, an increase of 59% over 1998, a consequence of internal growth of greater than 25% and the impact of the Harris Fulfillment acquisition. Strong internal growth reflected the impact of a large student loan processing contract secured early in the fiscal year by BDP and significant increases in the scope of services provided to several clients at both BDP and DDS.

EBITDA grew 68% to $12.0 million, while margins grew to 20.5% from 19.5%, primarily as a result of productivity improvements.

Corporate expenses increased to $3.2 million in 1999 from $2.3 million as a result of higher salary costs and increased travel and legal costs related, in part, to the investigation of prospective acquisitions which were not completed.


RESULTS OF OPERATIONS
YEAR ENDED MARCH 31, 1998

Consolidated revenues for the year ended March 31, 1998 were $196.5 million, a 50% increase from the $131.1 million reported for the year ended March 31, 1997. The increase results from the acquisitions of The Continental Group, Inc. ($29 million) and The Wentworth Group, Inc. ($10 million), several smaller tuck-under companies and strong internal growth in both our Property Services and Business Services divisions.

Earnings before interest, taxes, depreciation and amortization increased 54% to $18.6 million from $12.1 million in the prior year - while EBITDA margin increased 24 basis points to 9.5% of revenue. The increased margins reflect the combined effects of overhead leveraging throughout the Company, improved pricing, and reduced costs.

Depreciation and amortization for the year ended March 31, 1998 was $5.3 million, up 40% from the previous year due largely to the inclusion of the results from Continental and Paul Davis Systems, Inc. and the increase in capital expenditures relative to the prior year.

Interest expense increased 57% over prior year levels, reflecting increased borrowing primarily related to the acquisitions of Continental and Paul Davis, partially offset by the proceeds of the November, 1997 equity offering. The increase also reflects the lower average interest rate of the Company's current bank facilities relative to the prior year.

The income tax provision for the year ended March 31, 1998 was approximately 39.2% of earnings before taxes, compared with 40.0% for the year ended March 31, 1997. The 1998 rate is lower than statutory rates due to the use of certain loss carryforwards. The Company expects its effective tax rate to approximate the statutory rate in the current year. At March 31, 1998, FirstService and its subsidiaries had no income tax loss carryforwards on an accounting basis.

Minority interest expense increased significantly to $1.7 million from $0.6 million, reflecting strong growth in operations with higher minority interests - and the addition of Continental and Wentworth which have 20% and 40% minority interests, respectively.

Net earnings were $4.4 million, a 64% increase over the prior year, while diluted earnings per share increased 37% to $0.41. Diluted earnings per share reflect an 19% increase in the weighted average number of shares outstanding resulting from the November 26, 1997 public offering of 2.5 million shares.

Revenues for the Property Services division were $160.0 million, up $56.9 million or 55% over the prior year. Approximately $46 million of the revenue increase results from the acquisitions of Continental, Wentworth, Paul Davis and several smaller tuck-under companies, with the balance resulting from internal growth. Our security and community association management operations achieved double-digit internal growth rates while the lawn care and franchise operations generated high single-digit internal growth.

Property Services EBITDA grew 60% to $13.8 million or 8.7% of revenue compared to an EBITDA margin of 8.4% in the prior year. The margin improvement reflects productivity enhancements and some price increases, offset in part by the strong growth of the lower margin security operations.

Revenues for the Business Services division were $36.6 million, an increase of 30% over 1997, reflecting strong double-digit internal growth and the full year impact of DDS Dyment Distribution Services, Ltd., acquired in August, 1996.

EBITDA grew 50% to $7.2 million, while margins grew to 19.5% from 17%, primarily as a result of productivity improvements.

Corporate expenses increased from $1.4 million in 1997 to $2.3 million as a result of higher salary and travel costs.

SEASONALITY AND QUARTERLY FLUCTUATIONS

Certain segments of the Company's operations are subject to seasonal variations. Specifically, the demand for residential lawn care services and exterior painting services in the northern United States and in Canada is highest during late spring, summer and early fall and very low during winter. As a result, the franchising and some parts of the lawn care business are highly seasonal in nature and generate a large percentage of their annual revenues between April and September. The Company has historically generated lower profits or net losses during its third and fourth fiscal quarters, from October to March. The community association management, security, business services and many of the franchise systems generate revenues approximately evenly throughout the fiscal year.

Seasonality of the lawn care and a portion of the franchise business results in variations in quarterly EBITDA margins. Variations in quarterly EBITDA margins can also be caused by acquisitions which alter the consolidated service mix. The Company's non-seasonal businesses typically generate a consistent EBITDA margin over all four quarters, while the Company's seasonal businesses experience high EBITDA margins in the first two quarters, offset by negative EBITDA in the last two quarters. As non-seasonal revenues increase as a percentage of total revenues, the Company's quarterly EBITDA margin fluctuations should be reduced.

LIQUIDITY AND CAPITAL RESOURCES

Bank borrowings, proceeds from capital stock issues, and cashflow from operations have historically been the funding sources for working capital requirements, capital expenditures and acquisitions. Management believes that funds from these sources will remain available and are adequate to support ongoing operational requirements and near-term acquisition growth.

In December 1996, FirstService entered into a lending agreement with a syndicate of chartered banks. The agreement -- amended and restated in October 1997, again in June, 1998 and most recently on April 1, 1999, -- currently provides six-year committed revolving credit facilities for acquisitions of Cdn. $50 million and U.S. $130 million. Outstanding indebtedness under the facilities bears interest at a rate based on competitive floating reference rates, as selected by the Company, such as LIBOR plus a margin of 1.00% to 1.50% per annum, depending on certain leverage ratios.

The agreement requires the Company to meet specific financial ratios and places certain limitations on additional borrowing and the ability to pay dividends or sell assets. As of March 31, 1999, the Company had drawn Cdn. $104.0 million and U.S. $13.0 million under the credit facilities. After giving effect to the April 1, 1999 credit amendment and restatement, the amount drawn was Cdn. $4.7 million and U.S. $80.3 million.

FirstService is exposed to foreign currency exchange risk through its U.S. operations. At March 31, 1999, the Company's U.S. operations consisted of its community association management operations and certain divisions or subsidiaries of its security, franchise and business services operations. The Company's exposure to foreign exchange losses may be mitigated as the lending agreement provides that it may borrow in Canadian or U.S. funds.

On November 19, 1997, the Company completed a public offering of 2,500,000 common shares at U.S. $8.00 per share through a syndicate of underwriters led by Credit Suisse First Boston and ABN AMRO Chicago Corporation. The net proceeds of US $18.8 million or Cdn. $25.9 million were used to pay down long-term bank debt.

During fiscal 1999, capital expenditures were approximately $5.8 million split approximately equally between management information systems, leasehold improvements and building expansion, and vehicles and equipment. For the upcoming year, capital expenditures are expected to approximate 1999 levels.

In connection with certain acquisitions, the Company has agreed to pay additional consideration based on operating results of the acquired entity. The payment of any such amounts would be in cash and would result in an increase in the purchase prices for such acquisitions and, as a result, additional goodwill.

FirstService does not anticipate paying dividends on its outstanding shares in the foreseeable future. Management believes that it is in the best interest of shareholders to retain all available funds to invest in its businesses with the objective of building long-term shareholder value.

YEAR  2000

The Company is currently in the process of addressing the Year 2000 issue, which is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, computer applications and software may recognize an input of two zeros (00) as the year 1900. This incorrect date recognition could cause systems and software malfunctions that may have a material adverse effect on business operations. This potential problem could affect not only the Company's internal information systems but also those of third parties, such as customers and suppliers using systems that may interact with or affect the Company's operations or, in the case of the Company's security operation, systems supplied by the Company.

COMPANY'S READINESS. Beginning in late fiscal 1997 the Company undertook a comprehensive review of its software applications and computer infrastructure that are likely to be affected by the Year 2000 issue. The review was completed using the Company's employees and various computer consultants.

As a result of this review, new systems or upgrades were implemented at several of the operations during fiscal 1998 and fiscal 1999 and several upgrades will be completed in the first half of fiscal 2000. The Company's objective is to complete all its Y2K readiness programs by the fall of calendar 1999.

The Company presently believes that it is largely Y2K compliant and that the Year 2000 issue will not pose significant operational problems for its computer systems. The Company has identified its significant customers and suppliers that it believes, at this time, to be critical to its various operations. Steps are underway to ascertain their respective stages of readiness through the use of questionnaires, interviews, and other available means to determine the progress that those customers and suppliers are making in remediating their own Year 2000 issues. The Company is requiring that significant customers and suppliers certify those products and services to be Year 2000 compliant. However, there can be no assurance that the information systems provided by or utilized by other companies which affect the Company's operations will be timely revised in such a way as to allow them to continue normal business operations or furnish products, services or data to the Company without disruption.

COST OF COMPLIANCE. Many of the systems upgrades which are dealing with Y2K issue would have occurred in the normal course of business. In other cases, the Company is accelerating normal course systems replacements or upgrades in view of the Y2K issue. The costs incurred to date to replace non-compliant systems that would not otherwise have been replaced are not material and the Company does not expect its future Year 2000 costs to be material. All Year 2000 costs have been funded with cash from operations.

COMPANY RISK AND CONTINGENCY PLANS. The Company's systems identified as non-compliant or in need of replacement are being upgraded or replaced. The Company expects this remediation to be substantially completed by year-end 1999. If needed conversions to the Company's information systems are not made on a timely basis or the Company's significant customers or suppliers fail to make such remediations and conversions on a timely basis, it could have a material adverse effect on the Company's results of operation or financial condition.